As filed with the Secur ities and Exchange Commission on June 3,1997
                                                      Registration No. 333-08289
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                                AMENDMENT NO. 1
                  (SUBSTITUTING FORM S-3 IN LIEU OF FORM S-2)

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            RESPONSE ONCOLOGY, INC.
        (Exact name of registrant as specified in governing instrument)

           TENNESSEE                            8099                              62-1212264
(State or other jurisdiction of     (Primary Standard Industrial               (I.R.S. Employer
 incorporation or organization)      Classification Code Number)             Identification No.)

                            1775 MORIAH WOODS BLVD.
                           MEMPHIS, TENNESSEE  38117
                                 (901) 761-7000
                    (Address of principal executive office)

                                JOSEPH T. CLARK
                            1775 MORIAH WOODS BLVD.
                           MEMPHIS, TENNESSEE  38117
                                 (901) 761-7000
                    (Name and address of agent for service)

                                    COPY TO:
                             LINDA M. CROUCH, ESQ.
                      BAKER, DONELSON, BEARMAN & CALDWELL
                          165 MADISON AVE., 20TH FLOOR
                           MEMPHIS, TENNESSEE  38103
                            TELEPHONE (901) 577-2262
                            FACSIMILE (901) 577-2303

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
Securities Act of 1933 (the "Securities Act"), check the following box.   [X]

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
        Title of Securities       Proposed Maximum Amount    Proposed Maximum    Aggregate Offering       Amount of
         Being Registered             Being Registered           Aggregate         Price Per Unit       Registration
                                                                 Offering                                  Fee(2)
                                                                 Price(1)
---------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value             8,752,546             $57,985,617              $6.625              N/A
=====================================================================================================================


(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457 based upon the average of the high and low reported prices of the Common Stock on The Nasdaq Stock Market's National Market on May 29, 1997.
(2) No fee required with this Amendment No. 1 as such fee has previously been paid.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 3, 1997

PROSPECTUS                     675,154 SHARES

                           RESPONSE ONCOLOGY, INC.

                                  COMMON STOCK
                                ($.01 PAR VALUE)


                               ------------------
         This Prospectus relates to the offer and sale of up to 675,154 shares (the "Shares") of the common stock, $.01 par value (the "Common Stock"), of Response Oncology, Inc., a Tennessee corporation (the "Company"). The Shares may be offered for sale by certain stockholders of the Company or by their transferees, pledgees, donees or their successors (the "Selling Shareholders") from time to time in transactions effected on The Nasdaq Stock Market's National Market ("Nasdaq") (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the Shares are then listed, admitted to unlisted trading privileges or included for quotation), in privately negotiated transactions, or in a combination of such methods of sale. Such methods of sale may be conducted at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf, and in connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts from the Selling Shareholders and/or the purchasers of the Shares for whom they may act as agent or to whom they sell Shares as principal or both (which commissions, concessions, allowances or discounts might be in excess of customary amounts thereof). To the extent required, the names of any agents, broker-dealers or underwriters and applicable commissions, concessions, allowances or discounts and any other required information with respect to any particular offer of the Shares by the Selling Shareholders, will be set forth in a Prospectus Supplement. The Shares offered for resale by the Selling Shareholders are being offered pursuant to certain registration rights agreements. See "Selling Shareholders" and "Plan of Distribution."

         None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed to bear all expenses of registration of the Shares under federal or state securities laws and to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

         The Selling Shareholders and any underwriters, dealers or agents which participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit realized on the resale of the Shares purchased by them may be deemed to constitute underwriting commissions, concessions, allowances or discounts under the Securities Act. See "Plan of Distribution."

         SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

         The Common Stock is traded on Nasdaq under the symbol "ROIX." The closing sale price of the Common Stock as reported on Nasdaq on May 29, 1997 was $6.625 per share.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO  THE CONTRARY
                            IS A CRIMINAL OFFENSE.
                           ------------------------
                                    , 1997

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of reports, proxy statements, information statements and other information filed by the Company with the Commission can be inspected and copies may be obtained at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, as well as at the following Regional Offices of the
Commission: Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048, and at the Commission's Web site at (http://www.sec.gov). Such reports, proxy statements, information statements and other information may also be inspected at the offices of The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and, with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference.

         (i)     Annual Report on Form 10-K for the year ended December 31,
                 1996;
         (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and
         (iii) The description of Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission effective April 1986, including any amendment or report filed for the purposes of updating such description.

         All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares made by this Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof on and from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus (not including, however, the exhibits to such documents unless such exhibits are specifically incorporated by reference in such information). Requests for such documents should be directed to: Response Oncology, Inc.,1775 Moriah Woods Blvd., Memphis, Tennessee 38117, Attention:
Secretary, telephone number (901) 761-7000.

                                  THE COMPANY

         Response Oncology, Inc. (the "Company") is a comprehensive cancer management company. The Company provides advanced cancer treatment services through outpatient facilities known as "IMPACT(R) Centers under the direction of approximately 350 independent oncologists, manages the practices of certain oncologists with whom the Company has affiliated and conducts clinical cancer research on behalf of pharmaceutical manufacturers.

IMPACT(R) SERVICES

         The Company presently operates 47 IMPACT(R) Centers in 23 states which provide high-dose chemotherapy with stem cell support to cancer patients on an outpatient basis. Through its IMPACT(R) Centers, the Company has developed extensive medical information systems and databases containing clinical and patient information, analysis of treatment results and side effects and clinical care pathways. These systems and databases support the Company's clinical trials program, which involves carefully planned, uniform treatment regimens administered to a significant group of patients together with the monitoring of outcomes and side effects of these treatments. The clinical trials program allows the Company to develop a rational means of improving future treatment regimens by predicting which patients are most likely to benefit from different treatments.

         Each IMPACT(R) Center is staffed by, and makes extensive use of, experienced oncology nurses, pharmacists, laboratory technologists, and other support personnel to deliver outpatient services under the direction of independent medical oncologists. IMPACT(R) Center services include preparation and collection of stem cells, administration of high-dose chemotherapy, reinfusion of stem cells and delivery of broad-based supportive care.
IMPACT(R) Center personnel extend the support mechanism into the patient's home, further reducing the dependence on hospitalization. The advantages of this system to the physician and patient include (i) convenience of the local treatment facility; (ii) specialized on-site laboratory and pharmacy services, including home pharmacy support; (iii) access to the Company's clinical trials program to provide ongoing evaluation of current cancer treatment; (iv) specially trained medical and technical staff; (v) patient education and support materials through computer, video and staff consultation; and (vi) reimbursement assistance.

         High-dose chemotherapy is most appropriate for patients with lymphoma, acute leukemia, multiple myeloma and breast and ovarian cancer. Patients referred to the Company by the treating oncologist are placed on a treatment protocol developed from the cumulative analysis of the Company's approximately 3,000 high-dose cases. Protocols conducted at the IMPACT(R) Center begin with a drug regimen which allows for the collection and cryopreservation of stem cells. A stem cell is a cell which originates in the bone marrow and is a precursor to white blood cells. At the appropriate time, stem cells capable of restoring immune system and bone marrow function are harvested over a two to three day period. The harvested stem cells are then frozen and stored at the IMPACT(R) Center, and following confirmation of response to treatment and a satisfactory stem cell harvest, patients receive high-dose chemotherapy followed by reinfusion of stem cells. Most patients are then admitted to an affiliated hospital for 10-14 days. After discharge, the patient is monitored in the oncologist's office. The Company believes that the proprietary databases and the information gathering techniques developed from the foregoing programs enable practicing oncologists to manage cancer cases cost effectively. Clinical research conducted by the Company focuses on (i) improving cancer survival rates; (ii) enhancing the cancer patient's quality of life; (iii) reducing the costs of cancer care; and (iv) developing new approaches to cancer diagnosis, treatment and post-treatment monitoring.

         Since 1989, the Company has conducted a clinical trials program pursuant to which carefully planned, uniform treatments administered to a substantial number of patients have been monitored and studied, with the results being collected in a database and utilized to predict outcomes and determine utilization of high-dose chemotherapy as a treatment. In addition, the Company has recorded outcomes from over 3,000 cases in which high-dose chemotherapy was utilized as a treatment and has developed and continues to refine treatment pathways, which forecast the best outcome with the lowest possible cost. Pursuant to agreements between the Company and the oncologists who supervise their patients' treatment in IMPACT(R) Centers, such oncologists are obligated to record and monitor outcomes, collect information and report such information to the Company, for which the oncologists are paid a fixed fee.

ONCOLOGY PRACTICE MANAGEMENT SERVICES

         During 1996 the Company commenced execution of a diversification strategy into physician practice management, consummating the acquisitions of 10 medical oncology practices including 36 medical oncologists in Florida and Tennessee. Through these acquisitions, the Company has sought to achieve deep geographic penetration in those markets, believing that significant market share is crucial to achieving efficiencies, revenue enhancements, and marketing of complete cancer services to diverse payors including managed care. Pursuant to management service agreements ("Service Agreements"), the Company provides management services that extend to all nonmedical aspects of the operations of the affiliated practices.

         Pursuant to the Service Agreements, the Company is the sole and exclusive manager and administrator of all day-to-day business functions connected with the medical practice of an affiliated physician group. The Company is responsible for providing facilities, equipment, supplies, support personnel, and management and financial advisory services. Under the terms of the Service Agreements in general, the Company (i) prepares annual capital and operating budgets; (ii) prepares financial statements; (iii) orders and purchases medical and office inventory and supplies; (iv) bills patients and third party payors; (v) maintains accounting, billing, medical, and collection records; (vi) negotiates and administers managed care contracts; (vii) arranges for legal and accounting services related to practice operations; (viii) recruits, hires and appoints an executive director to manage and administer all of the day-to-day business functions of each practice; and (ix) manages all non-physician professional support and administrative personnel, clerical, secretarial, bookkeeping and collection personnel. The Company seeks to combine the purchasing power of numerous physicians to obtain favorable pricing and terms for equipment, pharmaceuticals and supplies and to obtain favorable contracts with suppliers.

         In addition, the Company provides its outcomes database, treatment protocols and pathways to affiliated oncologists, permitting these physicians to more effectively manage cancer cases. The Company utilizes its management expertise to conduct utilization review and quality assurance programs and establish well-defined medical policies for its affiliated physicians.

         In return for its management services and expertise, the Company receives a service fee based on net revenue or net operating income of the practice. Pursuant to each Service Agreement, the physicians and the practice agree not to compete with the Company and the practice. Each Service Agreement has an initial term of 40 years and, after the initial term, will be automatically extended for additional five year terms unless either party delivers written notice to the other party, 180 days prior to the expiration of the preceding term. The Service Agreement may only be terminated for cause. If the Company terminates the Service Agreement for cause, the practice is typically obligated to purchase assets (which typically include intangible assets) and pay liquidated damages, which are guaranteed by individual physicians for a period of time. Each Service Agreement provides for the creation of an oversight committee, a majority of whom are designated by the practice. The oversight committee is responsible for developing management and administrative policies for the overall operation of each clinic.

CANCER RESEARCH SERVICES

         The Company also utilizes its database to provide various types of data to pharmaceutical companies regarding the use of their products. The IMPACT(R) Center network and the Company's medical information systems make the Company ideally suited to this process. The Company is currently participating in several projects with leading pharmaceutical manufacturers to furnish data in connection with FDA applications and post-FDA approval marketing studies. Revenue from these contracts helps to underwrite the Company's clinical trials expenses. Such relationships with pharmaceutical companies allow patients and physicians earlier access to drugs and therapies and ensure access to clinical trials under managed care, which guarantee the Company's role as a leader in oncological developments.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Investors are cautioned that this Prospectus may contain or incorporate herein by reference, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to release publicly any updates or any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, those discussed below in "Risk Factors," as well as those discussed elsewhere in this Prospectus or in documents incorporated herein by reference. When included in this Prospectus or in documents incorporated herein by reference, the words "expects," "intends," "anticipates," "believes," "estimates" and analogous expressions are intended to identify forward-looking statements. Such statements, which include statements contained in "Risk Factors," are based on many assumptions and inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected.

                                  RISK FACTORS

         In addition to the other information in this Prospectus and incorporated herein by reference, the following risk factors should be considered carefully in evaluating an investment in the Shares.

RISKS RELATED TO EXPANSION

         A principal element of the Company's strategy involves growth through consummation of additional oncology practice management affiliations. This affiliation and expansion strategy will require substantial capital, and the Company anticipates that it may, in the future, seek to raise additional funds through debt financing or the issuance of equity or debt securities. There can be no assurance that sufficient funds will be available on terms acceptable to the Company or at all. In addition, the Company may issue equity or convertible securities as consideration in affiliation transactions. If additional equity securities are issued, dilution to the Company's shareholders may result, and if additional funds are raised through the incurrence of debt, the Company may become subject to restrictions on its operation and finances. Any limitation on the Company's ability to obtain additional financing could have a material adverse effect on the Company.

         The success of the Company's growth strategy is dependent in part on its ability to manage and control the costs and non-medical operations of affiliated practices. There can be no assurance that the Company will be able to integrate additional practices into the Company's operations, to manage or control effectively the costs of such practices or that the Company will be able to identify additional suitable practice management affiliation candidates and/or consummate practice management affiliation transactions in the future.

LIMITED HISTORY OF MANAGING ONCOLOGY PRACTICES

         The Company entered into its initial practice management affiliation with its first practice in January 1996. Thereafter, the Company consummated similar transactions with 9 additional practices. Except for these practice affiliations, the Company has no significant experience in managing physician practices, and there can be no assurance that the Company can provide services profitably to oncology practices or that the Company's personnel, systems and infrastructure will be sufficient to permit effective management of oncology practices. Although the Company intends to enter into managed care capitated contracts, no such contracts have been consummated.

POSSIBLE VOLATILITY OF STOCK PRICE

         Although there has been a public market for the Common Stock, there can be no assurance that an active public market for the Common Stock will continue. From time to time after the offering, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in general conditions in the economy or the health care industry, or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have often been unrelated to the operating performance of these companies. Concern about the potential effects of health care reform measures has contributed to the volatility of stock prices of companies in health care and related industries and may similarly affect the price of the Common Stock. Any such fluctuations that occur may adversely affect the market price of the Common Stock.


         Seafield Capital Corporation ("Seafield") the holder of the majority of the shares of Common Stock of the Company, has announced that its Board of Directors approved a proposal to distribute to Seafield shareholders, pro rata in the form of a dividend, all 8,077,392 shares of Response common stock owned by Seafield. Such distribution will effectively increase the number of shareholders of record of Response by approximately 1,800 shareholders which could affect the price and volume fluctuations of the Company's Common Stock. Further, such distribution is expected to be a taxable distribution to the Seafield shareholders which could result in the sale of the shares by Seafield shareholders to cover any necessary tax payments. In addition, the 675,154 Shares registered hereunder will be eligible for sale from time to time by the Selling Shareholders. Sales of substantial amounts of Common Stock in the public markets, pursuant to Rule 144 or otherwise, or the availability of such shares for sale, could adversely affect the prevailing market prices for Common Stock. See "Plan of Distribution."


COMPETITION

         The physician practice management industry is highly competitive. Several companies that have established operating histories and greater resources than the Company are pursuing practice affiliation, development and management activities similar to those of the Company. In addition, some hospitals, clinics, health care companies, HMOs and insurance companies provide services similar to those provided by the Company. There can be no assurance that the Company will be able to compete effectively with such competitors, that additional competitors will not enter the market or that such competition will not make it more difficult to consummate additional practice management affiliations with oncology practices on terms beneficial to the Company. The Company also believes that changes in governmental and private reimbursement policies, among other factors, have resulted in increased competition among providers of medical services. There can be no assurance that the Company will be able to compete effectively in the markets that it serves.

         The demand for oncology services currently exceeds the supply of qualified oncologists. As a result, the Company is under competitive pressures for the recruitment and retention of qualified oncologists. There can be no assurance that the Company and its affiliated oncology practices will be able to successfully recruit qualified oncologists in the face of increased competition for such persons.

REDUCTIONS IN THIRD PARTY REIMBURSEMENT

         Substantially all of the Company's revenue is derived directly or indirectly from third party payors, which consist of managed care plans and private insurance for the "IMPACT(R) Centers and managed care plans, private insurance and governmental programs (e.g., Medicare and Medicaid) for oncology practices with which the Company has practice management affiliations. These third party payors are increasingly negotiating reduced payment schedules with, and imposing stricter utilization and reimbursement standards on, the providers of health care services. The Company believes that per-patient revenue from oncology-related services will continue to decline due to these actions by third party payors. Third party payors may also deny reimbursement for pharmaceuticals, supplies and certain medical services provided by the Company and its affiliated oncologists, if they determine that a treatment was not performed in accordance with treatment protocols established by such payors or for other reasons. Historically, third party payers have not covered high dose chemotherapy, such as provided at the Company's "IMPACT(R) Centers, for some indications. Further reductions in payments to physicians or other changes in reimbursement for health care services could have a material adverse effect on the Company. Certain health care services, including those rendered by the Company and its affiliated oncologists, may be subject from time to time to changes in both the degree of regulation and level of reimbursement. There can be no assurance that payments under governmental and private third party payor programs will not be reduced or will, in the future, be sufficient to cover costs allocable to patients eligible for reimbursement pursuant to such programs, or that any reductions in the Company's revenue resulting from reduced payments could be offset by the Company through cost reductions, increased volume, introduction of new procedures or otherwise.

IMPAIRMENT OF COST OF SERVICE AGREEMENTS

         The Company has consummated practice management affiliations with 10 practices since January 1996. In affiliating with physician practices, the Company enters into management services agreements with an initial term of 40 years ("Service Agreements"). The unamortized cost of Service Agreements as of December 31, 1996 resulting from the consummation of the practice affiliations is approximately $102 million. The Company amortizes the Service Agreements on a straight-line basis over their 40-year lives which constitutes an annual expense of approximately $3.4 million. The Company evaluates on a regular basis whether events and circumstances have occurred that indicate all or a portion of the carrying amount of such assets may no longer be recoverable, in which case an additional charge to earnings would become necessary. Any such future determination requiring the write-off of a significant portion of unamortized cost of Service Agreements could adversely affect the Company's results of operations. There can be no assurance that the value of such assets will ever be realized by the Company.

RISKS ASSOCIATED WITH MANAGED CARE CONTRACTS

         As an increasing percentage of patients come under the control of managed care entities, the Company believes that its success will be, in part, dependent upon the Company's ability to negotiate contracts on behalf of its affiliated oncologists with HMOs, employer groups and other private third party payors pursuant to which its affiliated oncologists' services will be provided on a risk-sharing or capitated basis. Under a capitated agreement, a health care provider such as the Company agrees to accept a predetermined amount per member per month in exchange for undertaking to provide all covered services to patients. Such contracts pass much of the economic risk of providing care from the payor to the provider. The Company's success in implementing its strategy of entering into such contracts on behalf of its affiliated oncologists could result in greater predictability of revenue, but increased risk to the Company resulting from greater uncertainty regarding expenses. To the extent that patients or enrollees covered by such contracts require more frequent or extensive care than the Company anticipates, additional costs would be incurred, resulting in a reduction in the Company's operating margins. In the worst case, service fee revenue derived from risk-sharing or capitated contracts would be insufficient to cover the costs of the services provided. Any such reduction or elimination of earnings could have a material adverse effect on the Company. Moreover, there is no certainty that the Company will be able to establish and maintain satisfactory relationships with third party payors, many of which already have existing provider structures in place and may not be able or willing to re-arrange their provider networks.
Increasingly, some jurisdictions are taking the position that capitated agreements in which the provider of medical services bears the economic risk of providing such services should be regulated by insurance laws. As a consequence, the Company may be limited in some of the states in which it operates in its attempt to enter into or arrange capitated agreements for its affiliated oncology practices when those capitated arrangements involve the assumption of risk.

         The National Association of Insurance Commissioners (the "NAIC") in 1995 endorsed a policy proposing the state regulation of risk assumption by physicians. The policy proposes prohibiting physicians from entering into capitated payment or other risk sharing contracts except through HMOs or insurance companies. Several states have adopted regulations implementing the NAIC policy in some form. In states where such regulations have been adopted, affiliated practices will be precluded from entering into capitated contracts directly with employers, individuals and benefit plans unless they qualify to do business as HMOs or insurance companies. Currently, the Company does not intend, on its own behalf, or on behalf of the affiliated practices, to enter into capitated payment or other risk-share arrangements other than with HMOs or insurance companies. In addition, in December 1996, the NAIC issued a white paper entitled "Regulation of Health Risk Bearing Entities," which sets forth issues to be considered by state insurance regulators when considering new regulations, and encourages that a uniform body of regulation be adopted by the states. The Company believes that additional regulations at the state level will be forthcoming in response to the NAIC initiatives. Other states have enacted statutes or adopted regulations affecting risk assumption in the health care industry, including statutes and regulations that subject any physician or physician network, among other things, to laws and regulations providing for minimum capital requirements and other safety and soundness requirements.

The Company and affiliated practices may not satisfy such insurance laws or regulations. Full compliance with such laws and regulations could result in substantial costs to the Company and the affiliated practices. The inability to enter into capitated arrangements or the cost of complying with certain applicable laws that would permit expansion of risk-based contracting activities would have a material adverse effect on the Company.

DEPENDENCE ON PHYSICIAN PRACTICES

         The Company is dependent upon its affiliations with physician practices. The Company has entered into Service Agreements with 10 medical oncology practices, each having a term of 40 years, and has proposed to enter into similar Service Agreements with any practices acquired in the future. There can be no assurance that existing and future practices with which the Company affiliates will maintain successful medical practices, that the Service Agreements with the practices will not be terminated, or that any of the key members of a particular practice will continue practicing with such practice. Loss of revenue by the affiliated practices could have a material adverse effect on the Company.

GOVERNMENT REGULATION

         The relationships among health care providers, including physicians and other clinicians, are subject to extensive federal and state regulation. The fraud and abuse provisions of the Social Security Act and anti-kickback laws and regulations adopted by many states, including Florida, a state in which several of the acquired practices are located, prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration in return for, or as an inducement to, certain referrals of patients, items and services. Provisions of the Social Security Act also impose significant penalties for false or improper billings. In addition, the Stark Self-Referral Law imposes restrictions on physicians' referrals for designated health services reimbursable by Medicare or Medicaid to entities with which the physicians have financial relationships. Many states, including the states in which the Company's affiliated practices are located, have adopted similar self-referral laws which are not limited to Medicare or Medicaid reimbursed services. Accordingly, the Company is prohibited from owning facilities for the provision of, or otherwise providing, certain ancillary services for patients of its affiliated practices. Violations of any of these laws may result in substantial civil or criminal penalties, including large civil monetary penalties, and, in the case of violations of federal laws, exclusion from participation in the Medicare and Medicaid programs. Such exclusion and penalties, if applied to the Company or its affiliated practices, would have a material adverse effect on the Company.

         Under certain provisions of the Omnibus Budget Reconciliation Act of 1993 known as "Stark II," physicians who refer Medicare and Medicaid patients to the Company for certain designated health services may not have an investment interest in or a compensation arrangement with the Company, and the Company may not accept Medicare or Medicaid referrals from such physicians without first complying with certain specified exceptions to the law. Violation of Stark II by the Company could have a material adverse effect on the Company.

         The laws of many states prohibit business corporations such as the Company from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting fees with physicians. These laws and their interpretations vary from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. Expansion of the operations of the Company to certain jurisdictions may require structural and organizational modifications of the Company's form of relationship with oncology practices, which could have an adverse effect on the Company. There can be no assurance that the Company's Service Agreements will not be challenged as constituting the unlawful corporate practice of medicine or unlawful fee splitting arrangements or that the enforceability of the provisions of such agreements, including non-competition agreements, will not be limited.

         In addition to extensive existing governmental health care regulation, there are numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of certain of these health care proposals, such as further reductions in or capitation of Medicare and Medicaid payments and additional prohibitions on direct or indirect physician ownership of facilities to which they refer patients, if adopted, could have a material adverse effect on the results of operations and stock prices of companies in health care and related industries and may similarly affect the price of the Company's Common Stock.

         The Company believes that its operations are conducted in material compliance with applicable laws; however, the Company has not received a legal opinion to this effect, and many aspects of the Company's business operations have not been the subject of state or federal regulatory interpretation. There can be no assurance that a review of the Company's operations by federal or state regulatory authorities will not result in a determination that could have a material adverse effect on the Company or its affiliated oncologists. Additionally, there can be no assurance that the health care regulatory environment will not change so as to adversely affect the Company's or the affiliated oncologists' existing operations or restrict their expansion. The regulatory framework of certain jurisdictions may limit the Company's expansion into, or ability to continue operations within, such jurisdictions if the Company is unable to modify its operational structure to conform to such regulatory framework or to obtain necessary approvals, licenses and permits. Any limitation on the Company's ability to expand could have a material adverse effect on the Company.

         Expansion of the operations of the Company to certain jurisdictions may require modification of the Company's form of relationship with its affiliated practices, which could have a material adverse effect on the Company. Furthermore, the Company's ability to expand into, or to continue to operate within certain jurisdictions may depend on the Company's ability to modify its operational structure to conform to such jurisdictions' regulatory framework or to obtain necessary approvals, licenses and permits. Any limitation on the Company's ability to expand could have a material adverse effect on the Company.

POTENTIAL LIABILITY AND INSURANCE

         The provision of medical services entails an inherent risk of professional malpractice and other similar claims. Under the Service Agreements, the Company provides only non-medical services such as preparing annual capital and operating budgets, preparing financial statements, ordering and purchasing medical and office inventory and supplies, billing patients and third party payors, maintaining records, negotiating and administering all managed care contracts, arranging for legal and accounting services related to practice operations and recruiting and supervising all non-physician professional support and administrative personnel. In its IMPACT(R) Centers, employees of the Company, acting under the supervision of physicians, deliver medical care to patients. The Company could be implicated in claims related to medical services provided by affiliated oncologists or at the IMPACT(R) Centers, and there can be no assurance that claims, suits or complaints relating to services delivered by an affiliated oncologist will not be asserted against the Company in the future. Although the Company maintains insurance it believes is adequate both as to risks and amounts, there can be no assurance that any claim asserted against the Company for professional or other liability will be covered by, or will not exceed the coverage limits of, such insurance.

         The availability and cost of professional liability insurance has been affected by various factors, many of which are beyond the control of the Company. There can be no assurance that the Company will be able to maintain insurance in the future at a cost that is acceptable to the Company, or at all. Any claim made against the Company not fully covered by insurance could have a material adverse effect on the Company.

DEPENDENCE UPON KEY PERSONNEL

         The Company is dependent upon the ability and experience of its executive officers. The Company currently has employment contracts with three of the Company's executive officers. The loss of the services of any or all of its executive officers or the Company's inability in the future to attract and retain management and other key personnel could have a material adverse effect on the Company.

CERTAIN ANTI-TAKEOVER PROVISIONS

         Certain provisions of the Company's Charter and By-laws, as well as Tennessee law, could together or separately discourage potential affiliation proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Certain provisions of the Company's Charter provide for a classified Board of Directors and the issuance, without further shareholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock. The Company also is subject to the Tennessee Business Combination Act which, with certain exceptions, prohibits a Tennessee corporation from engaging in any of a broad range of business combinations with any "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder. See "Description of Capital Stock."


                              SELLING SHAREHOLDERS

         The following table shows the number of shares being offered by the Selling Shareholders. See "Plan of Distribution."

                                            BENEFICIAL OWNERSHIP                             BENEFICIAL OWNERSHIP
                                            PRIOR TO THE OFFERING       NUMBER OF SHARES      AFTER THE OFFERING
                                            ---------------------        TO BE SOLD IN     -----------------------
         NAME OF BENEFICIAL OWNER           SHARES        PERCENT(1)     THE OFFERING      SHARES       PERCENT(1)
       ----------------------------         ------        -------        --------------    ------       ----------
       Jeffrey Paonessa, M.D.                 196,154           1.64          196,154              0          *
       W.A. Lankford, M.D.                      5,000           *               5,000              0          *
       Thomas L. West, M.D.                    20,000           *              20,000              0          *
       Jackson W. Moore                        15,000           *              15,000              0          *
       William H. West, M.D.                  878,760           7.34          138,000        740,760          6.19
       Frank Bumstead                         107,981           *              20,000         87,981          *
       Kurt Tauer, M.D. (2)                     7,800           *               4,000          3,800          *
       Clarence E. Walton                      25,000           *              25,000              0          *
       Lillian Portnoy                        126,000           1.05          126,000              0          *
       Robert R. West, M.D.                    25,000           *              25,000              0          *
       Ronald L. Bledsoe                      101,000           *             101,000              0          *

__________________________
* Less than 1%
(1) The percentages shown are based on 11,967,543 shares of common stock outstanding at May 13, 1997.
(2) Includes options to purchase 3,800 Shares which are exercisable or become exercisable within 60 days.

         The Company has filed with the Commission the Registration Statement of which this Prospectus forms a part with respect to the sale by the Selling Shareholders of the Shares from time to time on Nasdaq (or through the facilities of any national securities exchange or U.S. automated inter-dealer quotation system of a registered national securities association, on which the Shares are then listed, admitted to unlisted trading privileges or included for quotation) or in privately negotiated transactions, and has agreed to use its best efforts to keep the Registration Statement current and effective for nine months from the effective date of the Registration Statement. See "Plan of Distribution."


         Seafield Capital Corporation, the majority shareholder of the Company ("Seafield"), has announced that its Board of Directors approved a proposal to distribute to Seafield shareholders, pro rata in the form of a dividend, all 8,077,392 shares of Response common stock owned by Seafield. Such distribution will effectively increase the number of shareholders of record of the Company by approximately 1,800 shareholders which could affect the price and volume fluctuations of the Company's Common Stock. Further, such distribution is expected to be a taxable distribution to the Seafield shareholders which could result in the sale of the shares by Seafield shareholders to cover any necessary tax payments. See "Plan of Distribution."


                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.01 par value per share, and 3,000,000 shares of preferred stock, $1.00 par value per share, issuable in series. As of May 13, 1997, there were 11,967,543 shares of Common Stock issued and outstanding, and 27,833 shares of preferred stock issued and outstanding. Options to purchase 1,541,901 shares of Common Stock are outstanding and an additional 247,600 shares are reserved for issuance pursuant to employee and director stock option plans at exercise prices ranging from $1.56 to $23.75 per share. Additionally, options to purchase an aggregate of 80,000 shares of Common Stock, at an exercise price of $17.00 per share, were issued in connection the affiliation of one practice. Additionally, warrants to purchase an aggregate of 80,000 shares of Common Stock at an average exercise price of $11.75 per share were issued in connection with the affiliation of two other practices.

COMMON STOCK


         As of March 31, 1997, there were approximately 600 holders of record of the shares of Common Stock outstanding. Upon distribution by Seafield of its shares of the Company to its shareholders, approximately 2,400 persons are expected to be holders of record of the shares of Common Stock outstanding. Each holder of record of Common Stock is entitled to one vote for each outstanding share of Common Stock owned by such holder, is not entitled to cumulate his votes for the election of directors, and does not have preemptive rights. The issued and outstanding shares of Common Stock are, and all shares of Common Stock to be issued and to be sold in the offering will be, validly issued, fully paid, and nonassessable. All shares of Common Stock have equal rights and, subject to the rights of the holders of any series of the preferred stock, are entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available therefor. Upon liquidation of the Company, after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of preferred stock, if any, the holders of the Common Stock will share ratably in the net assets, if any, available for distribution to holders of Common Stock upon liquidation.


PREFERRED STOCK

         The Company's Board of Directors may, without further action by the Company's shareholders, from time to time direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences, and limitations of each series. The rights of any such series may include voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. Satisfaction of any dividend preferences of outstanding preferred stock could reduce the amount of funds available, if any, for the payment of dividends on Common Stock. Also, the holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding-up of the Company before any payment is made to the holders of the Common Stock.

REGISTRATION RIGHTS


         Certain holders of shares of Common Stock, including the Selling Shareholders, and warrants exercisable for 80,000 shares of Common Stock have certain demand or piggyback registration rights with respect to such shares.
In general Seafield or the holders of certain other registration rights may request that the Company file a registration statement under the Securities Act in respect of the offering and sale of the securities covered thereby. The Company is not obligated to file and make effective more than two such registration statements. This registration statement constitutes one of those obligations. However, after the planned distribution by Seafield to its shareholders of all of its Response Common Stock, Seafield will no longer own any shares of Response Common Stock and, thus, will no longer be entitled to
any registration rights.   In addition, holders of registration rights have the
right to include such shares in a registration statement filed by the Company in respect of the Company's offering and sale of Common Stock. Such piggyback registration rights are subject to certain limitations and conditions, including the right of the underwriters of an offering to limit the number of shares included in such registration. The Company is obligated to bear all expenses in connection with the registration of shares as described above, except for any underwriting discounts and commissions.

TRANSFER AGENT

         The transfer agent for the Common Stock is SunTrust Bank, Atlanta, Georgia.


                              PLAN OF DISTRIBUTION

         The Selling Shareholders have advised the Company that they and any of their transferees, pledgees, donees or their successors may offer the Shares for sale from time to time in transactions effected on Nasdaq (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the Shares are then listed, admitted to unlisted trading privileges or included for quotation), in privately negotiated transactions, or in a combination of such methods of sale. Such methods of sale may be conducted at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf, and in connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts from the Selling Shareholders and/or the purchasers of the Shares for whom they may act as agent or to whom they sell Shares as principal or both (which commissions, concessions, allowances or discounts might be in excess of customary amounts thereof). To the extent required, the names of any agents, broker-dealers or underwriters and applicable commissions, concessions, allowances or discounts and any other required information with respect to any particular offer of the Shares by the
Selling Shareholders, will be set forth in a Prospectus Supplement.   The
Company has been advised that the Selling Shareholders may effect sales of the Shares directly, or indirectly by or through agents or broker-dealers and that
the Shares may be sold by one or more of the following methods:   (a) ordinary
brokerage transactions, (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account, and (c) in "block" sale transactions. At the time a particular offer is made, a Prospectus Supplement, if required, will be distributed that sets forth the name or names of agents or broker-dealers, any commissions and other terms constituting selling compensation and any other required information. Moreover, in effecting sales, broker-dealers engaged by any Selling Shareholder and/or the purchasers of the Shares may arrange for other broker-dealers to participate in the sales process. Broker-dealers will receive discounts or commissions from the Selling Shareholders and/or the purchasers of the Shares in amounts which will be negotiated prior to the time of sale. Sales made by broker-dealers will be made only through broker-dealers registered as such in a subject jurisdiction or in transactions exempt from such registration. The Company has not been advised of any definitive selling arrangement at the date of this Prospectus between any Selling Shareholder and any broker-dealer or agent.

         In connection with the distribution of the Shares, certain of the Selling Shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with the Selling Shareholders. The Selling Shareholders may also sell the Shares short and redeliver the Shares to close out the short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers which require the delivery of the Shares to the broker-dealer and the broker-dealer may sell the Shares so loaned, or upon a default, the broker-dealer may effect sales of the pledged shares.

         Any broker-dealer participating in any distribution of Shares in connection with the offering made hereby may be deemed to be an "underwriter" within the meaning of the Securities Act and may be required to deliver a copy of this Prospectus, including a Prospectus Supplement, to any person who purchases any of the Securities from or through such broker-dealer.

         Under the Registration Rights Agreements, the Company is required to comply with the requirements of Rule 144 under the Securities Act, as such Rule may be amended from time to time (or any similar rule or regulation hereafter adopted by the Commission), regarding the availability of current public information to the extent required to enable Seafield and the Selling Shareholders to sell Shares without registration under the Securities Act pursuant to Rule 144 (or any similar rule or regulation).

         Pursuant to the Registration Rights Agreements, the Company is required to pay all expenses of registration of the Shares, including Commission filing fees, and expenses of compliance with state securities or "blue sky" laws. The Selling Shareholders will be indemnified by the Company against certain civil liabilities, including certain liabilities arising under the Securities Act, or, to the extent such indemnification is unavailable or otherwise limited, will be entitled to contribution in connection therewith. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

                                 LEGAL MATTERS


         Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Baker, Donelson, Bearman & Caldwell, Memphis, Tennessee.



                                USE OF PROCEEDS

         None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company.

                                    EXPERTS

         The financial statements and schedule of Response Oncology, Inc. and its subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996 have been incorporated herein by reference in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing in such documents incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

         ===================================================          ===================================================

                 No person is authorized in connection with
         any offering made hereby to give any information
         or to make any representation other than as                                  675,154 Shares
         contained in this Prospectus and, if given or
         made, such information or representation must not
         be relied upon as having been authorized by the
         Company, any Selling Shareholder or any
         underwriter. Neither the delivery of this
         Prospectus nor any sale made hereunder shall under                        Response Oncology, Inc.
         any circumstance imply that there has been no
         change in the affairs of the Company since the
         date hereof. This Prospectus does not constitute
         an offer to sell or a solicitation of an offer to                              Common Stock
         buy any of the Shares offered hereby to any person
         in any jurisdiction in which it is unlawful to
         make any such offer or solicitation.




                                                                    ===================================================

                                                                                        PROSPECTUS


                                                                    ===================================================


                          TABLE OF CONTENTS

                                                        Page
                                                        ----
         Available Information   . . . . . . . . . . . .  2
         Incorporation of Certain Documents by
                      Reference  . . . . . . . . . . . .  2
         The Company   . . . . . . . . . . . . . . . . .  3
         Risk Factors  . . . . . . . . . . . . . . . . .  5
         Selling Shareholders  . . . . . . . . . . . . .  10
         Description of Capital Stock  . . . . . . . . .  10
         Plan of Distribution  . . . . . . . . . . . . .  12
         Legal Matters . . . . . . . . . . . . . . . . .  13
         Use of Proceeds . . . . . . . . . . . . . . . .  13
         Experts . . . . . . . . . . . . . . . . . . . .  13





                                                                                                    , 1997

         ===================================================        ===================================================

[Logo]



                          SEAFIELD CAPITAL CORPORATION
                        2600 GRAND BOULEVARD, SUITE 500
                                P.O. BOX 410949
                          KANSAS CITY, MISSOURI 64141

                                _____________, 1997


Dear Shareholder:

         I am pleased to inform you that the Board of Directors of Seafield Capital Corporation has approved a distribution to our shareholders of all the shares of common stock of Response Oncology, Inc. owned by Seafield. The stock distribution will be made on _______________, 1997 to holders of record of Seafield Capital Corporation common stock on ___________________, 1997. You will receive approximately 1.24 shares of Response Oncology, Inc. common stock for each share of Seafield Capital Corporation common stock you hold on the record date.

         As a result of the distribution you will own shares directly in Response Oncology, Inc., and you will continue to own your Seafield Capital Corporation common stock. Following the distribution, Seafield's principal asset will be its 82% ownership interest in LabOne, Inc., which engages in insurance industry and clinical laboratory testing.

         The Seafield Board believes that the separation of Seafield's ownership interest in Response Oncology, Inc. from Seafield's core laboratory testing business will provide investors a sharper focus as to the particular merits of each of those investments and thereby provide Seafield shareholders with a better recognition of the value of each of those investments.

         We have received an opinion from our counsel that the distribution will be a taxable transaction. We will report to you our determination of the fair market value of the amount of the distribution received by you for tax purposes, and the portion thereof which is taxable as a dividend (i.e., as ordinary income), on IRS Form 1099-DIV.

         The enclosed Prospectus explains the proposed distribution in detail. We urge you to read it carefully. Holders of Seafield Capital Corporation common stock are not required to take any action to participate in the distribution. A shareholder vote is not required in connection with this matter and, accordingly, your proxy is not being sought.



                                Sincerely,



                                W. Thomas Grant II
                                Chairman of the Board

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  Subject to Completion, Dated June 3, 1997

                                8,077,392 SHARES

                           RESPONSE ONCOLOGY, INC.
PROSPECTUS
                                 COMMON STOCK
                         (PAR VALUE $0.01 PER SHARE)

         This Prospectus relates to and is being furnished to shareholders of Seafield Capital Corporation ("Seafield") in connection with the distribution (the "Distribution") by Seafield to its shareholders of all of the shares of Response Oncology, Inc., a Tennessee corporation (the "Company") common stock, par value $.01 per share ("Company Common Stock") owned by Seafield.

         The Distribution will be effected on __________, 1997 (the "Distribution Date"), and shares of Company Common Stock will be distributed to the holders of record of Seafield common stock as of ______________, 1997 (the "Record Date"), on the basis of approximately 1.24 shares of Company Common Stock for each share of Seafield common stock held. No consideration will be paid by shareholders of Seafield for the shares of Company Common Stock to be received by them in the Distribution, nor will they be required to surrender or exchange shares of Seafield common stock in order to receive shares of Company Common Stock. Seafield has received an opinion from its counsel to the effect that the Distribution will be a taxable distribution for Federal income tax purposes. The shares of Company Common Stock being distributed to Seafield shareholders have been registered by the Company pursuant to certain registration rights agreements between the Company and Seafield. In accordance with these registration rights agreements, the Company will bear all expenses of registration of the shares of Company Common Stock owned by Seafield under federal or state securities laws and will indemnify Seafield against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

         Company Common Stock is traded on the Nasdaq Stock Market under the symbol "ROIX." The closing sale price of Company Common Stock, as reported on Nasdaq on May 29, 1997 was $6.625 per share.

         IN REVIEWING THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" AT PAGE 5.


                        -------------------------------

  NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS DISTRIBUTION. YOU ARE NOT BEING ASKED FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

                        -------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        -------------------------------
                 The date of this Prospectus is        , 1997.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of reports, proxy statements, information statements and other information filed by the Company with the Commission can be inspected and copies may be obtained at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, as well as at the following Regional Offices of the
Commission: Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048, and at the Commission's Web site at (http://www.sec.gov). Such reports, proxy statements, information statements and other information may also be inspected at the offices of The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") under the Securities Act with respect to the shares of Company Common Stock owned by Seafield. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and, with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference.

         (i)     Annual Report on Form 10-K for the year ended December 31,
                 1996;
         (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and
         (iii) The description of Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission effective April 1986, including any amendment or report filed for the purposes of updating such description.

         All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the Distribution Date shall be deemed to be incorporated herein by reference and to be a part hereof on and from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus (not including, however, the exhibits to such documents unless such exhibits are specifically incorporated by reference in such information). Requests for such documents should be directed to: Response Oncology, Inc.,1775 Moriah Woods Blvd., Memphis, Tennessee 38117, Attention:
Secretary, telephone number (901) 761-7000.

                                  THE COMPANY

         Response Oncology, Inc. (the "Company") is a comprehensive cancer management company. The Company provides advanced cancer treatment services through outpatient facilities known as "IMPACT(R) Centers under the direction of approximately 350 independent oncologists, manages the practices of certain oncologists with whom the Company has affiliated and conducts clinical cancer research on behalf of pharmaceutical manufacturers.

IMPACT(R) SERVICES

         The Company presently operates 47 IMPACT(R) Centers in 23 states which provide high-dose chemotherapy with stem cell support to cancer patients on an outpatient basis. Through its IMPACT(R) Centers, the Company has developed extensive medical information systems and databases containing clinical and patient information, analysis of treatment results and side effects and clinical care pathways. These systems and databases support the Company's clinical trials program, which involves carefully planned, uniform treatment regimens administered to a significant group of patients together with the monitoring of outcomes and side effects of these treatments. The clinical trials program allows the Company to develop a rational means of improving future treatment regimens by predicting which patients are most likely to benefit from different treatments.

         Each IMPACT(R) Center is staffed by, and makes extensive use of, experienced oncology nurses, pharmacists, laboratory technologists, and other support personnel to deliver outpatient services under the direction of independent medical oncologists. IMPACT(R) Center services include preparation and collection of stem cells, administration of high-dose chemotherapy, reinfusion of stem cells and delivery of broad-based supportive care.
IMPACT(R) Center personnel extend the support mechanism into the patient's home, further reducing the dependence on hospitalization. The advantages of this system to the physician and patient include (i) convenience of the local treatment facility; (ii) specialized on-site laboratory and pharmacy services, including home pharmacy support; (iii) access to the Company's clinical trials program to provide ongoing evaluation of current cancer treatment; (iv) specially trained medical and technical staff; (v) patient education and support materials through computer, video and staff consultation; and (vi) reimbursement assistance.

         High-dose chemotherapy is most appropriate for patients with lymphoma, acute leukemia, multiple myeloma and breast and ovarian cancer. Patients referred to the Company by the treating oncologist are placed on a treatment protocol developed from the cumulative analysis of the Company's approximately 3,000 high-dose cases. Protocols conducted at the IMPACT(R) Center begin with a drug regimen which allows for the collection and cryopreservation of stem cells. A stem cell is a cell which originates in the bone marrow and is a precursor to white blood cells. At the appropriate time, stem cells capable of restoring immune system and bone marrow function are harvested over a two to three day period. The harvested stem cells are then frozen and stored at the IMPACT(R) Center, and following confirmation of response to treatment and a satisfactory stem cell harvest, patients receive high-dose chemotherapy followed by reinfusion of stem cells. Most patients are then admitted to an affiliated hospital for 10-14 days. After discharge, the patient is monitored in the oncologist's office. The Company believes that the proprietary databases and the information gathering techniques developed from the foregoing programs enable practicing oncologists to manage cancer cases cost effectively. Clinical research conducted by the Company focuses on (i) improving cancer survival rates; (ii) enhancing the cancer patient's quality of life; (iii) reducing the costs of cancer care; and (iv) developing new approaches to cancer diagnosis, treatment and post-treatment monitoring.

         Since 1989, the Company has conducted a clinical trials program pursuant to which carefully planned, uniform treatments administered to a substantial number of patients have been monitored and studied, with the results being collected in a database and utilized to predict outcomes and determine utilization of high-dose chemotherapy as a treatment. In addition, the Company has recorded outcomes from over 3,000 cases in which high-dose chemotherapy was utilized as a treatment and has developed and continues to refine treatment pathways, which forecast the best outcome with the lowest possible cost. Pursuant to agreements between the Company and the oncologists who supervise their patients' treatment in IMPACT(R) Centers, such oncologists are obligated to record and monitor outcomes, collect information and report such information to the Company, for which the oncologists are paid a fixed fee.

ONCOLOGY PRACTICE MANAGEMENT SERVICES

         During 1996 the Company commenced execution of a diversification strategy into physician practice management, consummating the acquisitions of 10 medical oncology practices including 36 medical oncologists in Florida and Tennessee. Through these acquisitions, the Company has sought to achieve deep geographic penetration in those markets, believing that significant market share is crucial to achieving efficiencies, revenue enhancements, and marketing of complete cancer services to diverse payors including managed care. Pursuant to management service agreements ("Service Agreements"), the Company provides management services that extend to all nonmedical aspects of the operations of the affiliated practices.

         Pursuant to the Service Agreements, the Company is the sole and exclusive manager and administrator of all day-to-day business functions connected with the medical practice of an affiliated physician group. The Company is responsible for providing facilities, equipment, supplies, support personnel, and management and financial advisory services. Under the terms of the Service Agreements in general, the Company (i) prepares annual capital and operating budgets; (ii) prepares financial statements; (iii) orders and purchases medical and office inventory and supplies; (iv) bills patients and third party payors; (v) maintains accounting, billing, medical, and collection records; (vi) negotiates and administers managed care contracts; (vii) arranges for legal and accounting services related to practice operations; (viii) recruits, hires and appoints an executive director to manage and administer all of the day-to-day business functions of each practice; and (ix) manages all non-physician professional support and administrative personnel, clerical, secretarial, bookkeeping and collection personnel. The Company seeks to combine the purchasing power of numerous physicians to obtain favorable pricing and terms for equipment, pharmaceuticals and supplies and to obtain favorable contracts with suppliers.

         In addition, the Company provides its outcomes database, treatment protocols and pathways to affiliated oncologists, permitting these physicians to more effectively manage cancer cases. The Company utilizes its management expertise to conduct utilization review and quality assurance programs and establish well-defined medical policies for its affiliated physicians.

         In return for its management services and expertise, the Company receives a service fee based on net revenue or net operating income of the practice. Pursuant to each Service Agreement, the physicians and the practice agree not to compete with the Company and the practice. Each Service Agreement has an initial term of 40 years and, after the initial term, will be automatically extended for additional five year terms unless either party delivers written notice to the other party, 180 days prior to the expiration of the preceding term. The Service Agreement may only be terminated for cause. If the Company terminates the Service Agreement for cause, the practice is typically obligated to purchase assets (which typically include intangible assets) and pay liquidated damages, which are guaranteed by individual physicians for a period of time. Each Service Agreement provides for the creation of an oversight committee, a majority of whom are designated by the practice. The oversight committee is responsible for developing management and administrative policies for the overall operation of each clinic.

CANCER RESEARCH SERVICES

         The Company also utilizes its database to provide various types of data to pharmaceutical companies regarding the use of their products. The IMPACT(R) Center network and the Company's medical information systems make the Company ideally suited to this process. The Company is currently participating in several projects with leading pharmaceutical manufacturers to furnish data in connection with FDA applications and post-FDA approval marketing studies. Revenue from these contracts helps to underwrite the Company's clinical trials expenses. Such relationships with pharmaceutical companies allow patients and physicians earlier access to drugs and therapies and ensure access to clinical trials under managed care, which guarantee the Company's role as a leader in oncological developments.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Seafield shareholders are cautioned that this Prospectus may contain or incorporate herein by reference, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to release publicly any updates or any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, those discussed below in "Risk Factors," as well as those discussed elsewhere in this Prospectus or in documents incorporated herein by reference. When included in this Prospectus or in documents incorporated herein by reference, the words "expects," "intends," "anticipates," "believes," "estimates" and analogous expressions are intended to identify forward-looking statements. Such statements, which include statements contained in "Risk Factors," are based on many assumptions and inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected.

                                  RISK FACTORS

         In addition to the other information in this Prospectus and incorporated herein by reference, the following risk factors should be considered carefully in evaluating an investment in shares of Company Common Stock.

RISKS RELATED TO EXPANSION

         A principal element of the Company's strategy involves growth through consummation of additional oncology practice management affiliations. This affiliation and expansion strategy will require substantial capital, and the Company anticipates that it may, in the future, seek to raise additional funds through debt financing or the issuance of equity or debt securities. There can be no assurance that sufficient funds will be available on terms acceptable to the Company or at all. In addition, the Company may issue equity or convertible securities as consideration in affiliation transactions. If additional equity securities are issued, dilution to the Company's shareholders may result, and if additional funds are raised through the incurrence of debt, the Company may become subject to restrictions on its operation and finances. Any limitation on the Company's ability to obtain additional financing could have a material adverse effect on the Company.

         The success of the Company's growth strategy is dependent in part on its ability to manage and control the costs and non-medical operations of affiliated practices. There can be no assurance that the Company will be able to integrate additional practices into the Company's operations, to manage or control effectively the costs of such practices or that the Company will be able to identify additional suitable practice management affiliation candidates and/or consummate practice management affiliation transactions in the future.

LIMITED HISTORY OF MANAGING ONCOLOGY PRACTICES

         The Company entered into its initial practice management affiliation with its first practice in January 1996. Thereafter, the Company consummated similar transactions with 9 additional practices. Except for these practice affiliations, the Company has no significant experience in managing physician practices, and there can be no assurance that the Company can provide services profitably to oncology practices or that the Company's personnel, systems and infrastructure will be sufficient to permit effective management of oncology practices. Although the Company intends to enter into managed care capitated contracts, no such contracts have been consummated.

POSSIBLE VOLATILITY OF STOCK PRICE

         Although there has been a public market for Company Common Stock, there can be no assurance that an active public market for Company Common Stock will continue. From time to time after the offering, there may be significant volatility in the market price for Company Common Stock. Quarterly operating results of the Company, changes in general conditions in the economy or the health care industry, or other developments affecting the

Company or its competitors could cause the market price of Company Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have often been unrelated to the operating performance of these companies. Concern about the potential effects of health care reform measures has contributed to the volatility of stock prices of companies in health care and related industries and may similarly affect the price of Company Common Stock. Any such fluctuations that occur may adversely affect the market price of Company Common Stock.

         Seafield has announced that its Board of Directors approved a proposal to distribute to Seafield shareholders, pro rata in the form of a dividend, all 8,077,392 shares of Company Common Stock owned by Seafield. Such distribution will effectively increase the number of shareholders of record of the Company by approximately 1,800 shareholders which could affect the price and volume fluctuations of Company Common Stock. Further, the Distribution is expected to be a taxable distribution to the Seafield shareholders which could result in the sale of shares of Company Common Stock by Seafield shareholders to cover any necessary tax payments. In addition, 675,154 shares of Company Common Stock have been registered for sale and will be eligible for sale from time to time by or on behalf of certain shareholders. Sales of substantial amounts of Company Common Stock in the public markets, pursuant to Rule 144 or otherwise, or the availability of such shares for sale, could adversely affect the prevailing market prices for Company Common Stock. See "Plan of Distribution."

COMPETITION

         The physician practice management industry is highly competitive. Several companies that have established operating histories and greater resources than the Company are pursuing practice affiliation, development and management activities similar to those of the Company. In addition, some hospitals, clinics, health care companies, HMOs and insurance companies provide services similar to those provided by the Company. There can be no assurance that the Company will be able to compete effectively with such competitors, that additional competitors will not enter the market or that such competition will not make it more difficult to consummate additional practice management affiliations with oncology practices on terms beneficial to the Company. The Company also believes that changes in governmental and private reimbursement policies, among other factors, have resulted in increased competition among providers of medical services. There can be no assurance that the Company will be able to compete effectively in the markets that it serves.

         The demand for oncology services currently exceeds the supply of qualified oncologists. As a result, the Company is under competitive pressures for the recruitment and retention of qualified oncologists. There can be no assurance that the Company and its affiliated oncology practices will be able to successfully recruit qualified oncologists in the face of increased competition for such persons.

REDUCTIONS IN THIRD PARTY REIMBURSEMENT

         Substantially all of the Company's revenue is derived directly or indirectly from third party payors, which consist of managed care plans and private insurance for the "IMPACT(R) Centers and managed care plans, private insurance and governmental programs (e.g., Medicare and Medicaid) for oncology practices with which the Company has practice management affiliations. These third party payors are increasingly negotiating reduced payment schedules with, and imposing stricter utilization and reimbursement standards on, the providers of health care services. The Company believes that per-patient revenue from oncology-related services will continue to decline due to these actions by third party payors. Third party payors may also deny reimbursement for pharmaceuticals, supplies and certain medical services provided by the Company and its affiliated oncologists, if they determine that a treatment was not performed in accordance with treatment protocols established by such payors or for other reasons. Historically, third party payers have not covered high dose chemotherapy, such as provided at the Company's "IMPACT(R) Centers, for some indications. Further reductions in payments to physicians or other changes in reimbursement for health care services could have a material adverse effect on the Company. Certain health care services, including those rendered by the Company and its affiliated oncologists, may be subject from time to time to changes in both the degree of regulation and level of reimbursement. There can be no assurance that payments under governmental and private third party payor programs will not be reduced or will, in the future, be sufficient to cover costs allocable to patients eligible for reimbursement pursuant to such programs, or that any reductions in the Company's revenue resulting from reduced payments could be offset by the Company through cost reductions, increased volume, introduction of new procedures or otherwise.

IMPAIRMENT OF COST OF SERVICE AGREEMENTS

         The Company has consummated practice management affiliations with 10 practices since January 1996. In affiliating with physician practices, the Company enters into management services agreements with an initial term of 40 years ("Service Agreements"). The unamortized cost of Service Agreements as of December 31, 1996 resulting from the consummation of the practice affiliations is approximately $102 million. The Company amortizes the Service Agreements on a straight-line basis over their 40-year lives which constitutes an annual expense of approximately $3.4 million. The Company evaluates on a regular basis whether events and circumstances have occurred that indicate all or a portion of the carrying amount of such assets may no longer be recoverable, in which case an additional charge to earnings would become necessary. Any such future determination requiring the write-off of a significant portion of unamortized cost of Service Agreements could adversely affect the Company's results of operations. There can be no assurance that the value of such assets will ever be realized by the Company.

RISKS ASSOCIATED WITH MANAGED CARE CONTRACTS

         As an increasing percentage of patients come under the control of managed care entities, the Company believes that its success will be, in part, dependent upon the Company's ability to negotiate contracts on behalf of its affiliated oncologists with HMOs, employer groups and other private third party payors pursuant to which its affiliated oncologists' services will be provided on a risk-sharing or capitated basis. Under a capitated agreement, a health care provider such as the Company agrees to accept a predetermined amount per member per month in exchange for undertaking to provide all covered services to patients. Such contracts pass much of the economic risk of providing care from the payor to the provider. The Company's success in implementing its strategy of entering into such contracts on behalf of its affiliated oncologists could result in greater predictability of revenue, but increased risk to the Company resulting from greater uncertainty regarding expenses. To the extent that patients or enrollees covered by such contracts require more frequent or extensive care than the Company anticipates, additional costs would be incurred, resulting in a reduction in the Company's operating margins. In the worst case, service fee revenue derived from risk-sharing or capitated contracts would be insufficient to cover the costs of the services provided. Any such reduction or elimination of earnings could have a material adverse effect on the Company. Moreover, there is no certainty that the Company will be able to establish and maintain satisfactory relationships with third party payors, many of which already have existing provider structures in place and may not be able or willing to re-arrange their provider networks.
Increasingly, some jurisdictions are taking the position that capitated agreements in which the provider of medical services bears the economic risk of providing such services should be regulated by insurance laws. As a consequence, the Company may be limited in some of the states in which it operates in its attempt to enter into or arrange capitated agreements for its affiliated oncology practices when those capitated arrangements involve the assumption of risk.

         The National Association of Insurance Commissioners (the "NAIC") in 1995 endorsed a policy proposing the state regulation of risk assumption by physicians. The policy proposes prohibiting physicians from entering into capitated payment or other risk sharing contracts except through HMOs or insurance companies. Several states have adopted regulations implementing the NAIC policy in some form. In states where such regulations have been adopted, affiliated practices will be precluded from entering into capitated contracts directly with employers, individuals and benefit plans unless they qualify to do business as HMOs or insurance companies. Currently, the Company does not intend, on its own behalf, or on behalf of the affiliated practices, to enter into capitated payment or other risk-share arrangements other than with HMOs or insurance companies. In addition, in December 1996, the NAIC issued a white paper entitled "Regulation of Health Risk Bearing Entities," which sets forth issues to be considered by state insurance regulators when considering new regulations, and encourages that a uniform body of regulation be adopted by the states. The Company believes that additional regulations at the state level will be forthcoming in response to the NAIC initiatives. Other states have enacted statutes or adopted regulations affecting risk assumption in the health care industry, including statutes and regulations that subject any physician or physician network, among other things, to laws and regulations providing for minimum capital requirements and other safety and soundness requirements. The Company and affiliated practices may not satisfy such insurance laws or regulations. Full compliance with such laws and regulations could result in substantial costs to the Company and the affiliated practices. The inability to enter into capitated arrangements or the cost of complying with certain applicable laws that would permit expansion of risk-based contracting activities would have a material adverse effect on the Company.

DEPENDENCE ON PHYSICIAN PRACTICES

         The Company is dependent upon its affiliations with physician practices. The Company has entered into Service Agreements with 10 medical oncology practices, each having a term of 40 years, and has proposed to enter into similar Service Agreements with any practices acquired in the future. There can be no assurance that existing and future practices with which the Company affiliates will maintain successful medical practices, that the Service Agreements with the practices will not be terminated, or that any of the key members of a particular practice will continue practicing with such practice. Loss of revenue by the affiliated practices could have a material adverse effect on the Company.

GOVERNMENT REGULATION

         The relationships among health care providers, including physicians and other clinicians, are subject to extensive federal and state regulation. The fraud and abuse provisions of the Social Security Act and anti-kickback laws and regulations adopted by many states, including Florida, a state in which several of the acquired practices are located, prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration in return for, or as an inducement to, certain referrals of patients, items and services. Provisions of the Social Security Act also impose significant penalties for false or improper billings. In addition, the Stark Self-Referral Law imposes restrictions on physicians' referrals for designated health services reimbursable by Medicare or Medicaid to entities with which the physicians have financial relationships. Many states, including the states in which the Company's affiliated practices are located, have adopted similar self-referral laws which are not limited to Medicare or Medicaid reimbursed services. Accordingly, the Company is prohibited from owning facilities for the provision of, or otherwise providing, certain ancillary services for patients of its affiliated practices. Violations of any of these laws may result in substantial civil or criminal penalties, including large civil monetary penalties, and, in the case of violations of federal laws, exclusion from participation in the Medicare and Medicaid programs. Such exclusion and penalties, if applied to the Company or its affiliated practices, would have a material adverse effect on the Company.

         Under certain provisions of the Omnibus Budget Reconciliation Act of 1993 known as "Stark II," physicians who refer Medicare and Medicaid patients to the Company for certain designated health services may not have an investment interest in or a compensation arrangement with the Company, and the Company may not accept Medicare or Medicaid referrals from such physicians without first complying with certain specified exceptions to the law. Violation of Stark II by the Company could have a material adverse effect on the Company.

         The laws of many states prohibit business corporations such as the Company from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting fees with physicians. These laws and their interpretations vary from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. Expansion of the operations of the Company to certain jurisdictions may require structural and organizational modifications of the Company's form of relationship with oncology practices, which could have an adverse effect on the Company. There can be no assurance that the Company's Service Agreements will not be challenged as constituting the unlawful corporate practice of medicine or unlawful fee splitting arrangements or that the enforceability of the provisions of such agreements, including non-competition agreements, will not be limited.

         In addition to extensive existing governmental health care regulation, there are numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of certain of these health care proposals, such as further reductions in or capitation of Medicare and Medicaid payments and additional prohibitions on direct or indirect physician ownership of facilities to which they refer patients, if adopted, could have a material adverse effect on the results of operations and stock prices of companies in health care and related industries and may similarly affect the price of Company Common Stock.

         The Company believes that its operations are conducted in material compliance with applicable laws; however, the Company has not received a legal opinion to this effect, and many aspects of the Company's business operations have not been the subject of state or federal regulatory interpretation. There can be no assurance that a review of the Company's operations by federal or state regulatory authorities will not result in a determination that could have a material adverse effect on the Company or its affiliated oncologists. Additionally, there can be no assurance that the health care regulatory environment will not change so as to adversely affect the Company's or the affiliated oncologists' existing operations or restrict their expansion. The regulatory framework of certain jurisdictions may limit the Company's expansion into, or ability to continue operations within, such jurisdictions if the Company is unable to modify its operational structure to conform to such regulatory framework or to obtain necessary approvals, licenses and permits. Any limitation on the Company's ability to expand could have a material adverse effect on the Company.

         Expansion of the operations of the Company to certain jurisdictions may require modification of the Company's form of relationship with its affiliated practices, which could have a material adverse effect on the Company. Furthermore, the Company's ability to expand into, or to continue to operate within certain jurisdictions may depend on the Company's ability to modify its operational structure to conform to such jurisdictions' regulatory framework or to obtain necessary approvals, licenses and permits. Any limitation on the Company's ability to expand could have a material adverse effect on the Company.

POTENTIAL LIABILITY AND INSURANCE

         The provision of medical services entails an inherent risk of professional malpractice and other similar claims. Under the Service Agreements, the Company provides only non-medical services such as preparing annual capital and operating budgets, preparing financial statements, ordering and purchasing medical and office inventory and supplies, billing patients and third party payors, maintaining records, negotiating and administering all managed care contracts, arranging for legal and accounting services related to practice operations and recruiting and supervising all non-physician professional support and administrative personnel. In its IMPACT(R) Centers, employees of the Company, acting under the supervision of physicians, deliver medical care to patients. The Company could be implicated in claims related to medical services provided by affiliated oncologists or at the IMPACT(R) Centers, and there can be no assurance that claims, suits or complaints relating to services delivered by an affiliated oncologist will not be asserted against the Company in the future. Although the Company maintains insurance it believes is adequate both as to risks and amounts, there can be no assurance that any claim asserted against the Company for professional or other liability will be covered by, or will not exceed the coverage limits of, such insurance.

         The availability and cost of professional liability insurance has been affected by various factors, many of which are beyond the control of the Company. There can be no assurance that the Company will be able to maintain insurance in the future at a cost that is acceptable to the Company, or at all. Any claim made against the Company not fully covered by insurance could have a material adverse effect on the Company.

DEPENDENCE UPON KEY PERSONNEL

         The Company is dependent upon the ability and experience of its executive officers. The Company currently has employment contracts with three of the Company's executive officers. The loss of the services of any or all of its executive officers or the Company's inability in the future to attract and retain management and other key personnel could have a material adverse effect on the Company.

CERTAIN ANTI-TAKEOVER PROVISIONS

         Certain provisions of the Company's Charter and By-laws, as well as Tennessee law, could together or separately discourage potential affiliation proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Certain provisions of the Company's Charter provide for a classified Board of Directors and the issuance, without further shareholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock. The Company also is subject to the Tennessee Business Combination Act which, with certain exceptions, prohibits a Tennessee corporation from engaging in any of a broad range of business combinations with any "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder. See "Description of Capital Stock."


                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.01 par value per share, and 3,000,000 shares of preferred stock, $1.00 par value per share, issuable in series. As of May, 13, 1997, there were 11,967,543 shares of Company Common Stock issued and outstanding, and 27,833 shares of preferred stock issued and outstanding. Options to purchase 1,541,901 shares of Company Common Stock are outstanding and an additional 247,600 shares are reserved for issuance pursuant to employee and director stock option plans at exercise prices ranging from $1.56 to $23.75 per share. Additionally, options to purchase an aggregate of 80,000 shares of Company Common Stock, at an exercise price of $17.00 per share, were issued in connection the affiliation of one practice. Additionally, warrants to purchase an aggregate of 80,000 shares of Company Common Stock at an average exercise price of $11.75 per share were issued in connection with the affiliation of two other practices.

COMMON STOCK


         As of March 31, 1997, there were approximately 600 holders of record of the shares of Company Common Stock outstanding. Upon distribution by Seafield of its shares of Company Common Stock to its shareholders, approximately 2,400 persons are expected to be holders of record of the shares of Company Common Stock outstanding. Each holder of record of shares of Company Common Stock is entitled to one vote for each outstanding share of Company Common Stock owned by such holder, is not entitled to cumulate his votes for the election of directors, and does not have preemptive rights. The issued and outstanding shares of Company Common Stock are, and all shares of Company Common Stock to be distributed in the Distribution will be, validly issued, fully paid, and nonassessable. All shares of Company Common Stock have equal rights and, subject to the rights of the holders of any series of the preferred stock, are entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available therefor. Upon liquidation of the Company, after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of preferred stock, if any, the holders of the shares of Company Common Stock will share ratably in the net assets, if any, available for distribution to holders of Company Common Stock upon liquidation.


PREFERRED STOCK

         The Company's Board of Directors may, without further action by the Company's shareholders, from time to time direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences, and limitations of each series. The rights of any such series may include voting and conversion rights that could adversely affect the voting power of the holders of shares of Company Common Stock. Satisfaction of any dividend preferences of outstanding preferred stock could reduce the amount of funds available, if any, for the payment of dividends on shares of Company Common Stock. Also, the holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding-up of the Company before any payment is made to the holders of the shares of Company Common Stock.

REGISTRATION RIGHTS


         Certain holders of shares of Company Common Stock and warrants exercisable for 80,000 shares of Company Common Stock have certain demand or piggyback registration rights with respect to such shares. In general Seafield or the holders of certain other registration rights may request that the Company file a registration statement under the Securities Act in respect of the offering and sale of the securities covered thereby. The Company is not obligated to file and make effective more than two such registration statements. This registration statement constitutes one of those obligations. However, after the planned distribution by Seafield to its shareholders of all of its shares of Company Common Stock, Seafield will no longer own any shares of Company Common Stock and, thus, will no longer be
entitled to any registration rights.   In addition, holders of registration
rights have the right to include such shares in a registration statement filed by the Company in respect of the Company's offering and sale of shares of Company Common Stock. Such piggyback registration rights are subject to certain limitations and conditions, including the right of the underwriters of an offering to limit the number of shares included in such registration. The Company is obligated to bear all expenses in connection with the registration of shares as described above, except for any underwriting discounts and commissions.

         Pursuant to Seafield's Registration Rights Agreements, the Company is required to pay all expenses of registration of Seafield's shares of Company Common Stock, including Commission filing fees, and expenses of compliance with state securities or "blue sky" laws. Seafield will be indemnified by the Company against certain civil liabilities, including certain liabilities arising under the Securities Act, or, to the extent such indemnification is unavailable or otherwise limited, will be entitled to contribution in connection therewith.

TRANSFER AGENT

         The transfer agent for Company Common Stock is SunTrust Bank, Atlanta, Georgia.

TRANSFERABILITY OF DISTRIBUTED SHARES OF COMPANY COMMON STOCK

         Shares of Company Common Stock distributed to Seafield shareholders in the Distribution will be freely transferable, except for securities received by persons who may be deemed to be "affiliates" of the Company under the Securities Act. Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, the Company and may include certain officers and directors of the Company as well as principal shareholders of the Company, if any. Persons who are affiliates of the Company will be permitted to sell their shares of Company Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as an exemption afforded by Rule 144 thereunder.

                              PLAN OF DISTRIBUTION

INTRODUCTION

         Seafield Capital Corporation, a Missouri corporation ("Seafield") has announced that its Board of Directors approved a proposal to distribute to Seafield shareholders, pro rata in the form of a dividend, all shares of
Company Common owned by Seafield.   Seafield owns 8,077,392 shares of Company
Common Stock. The distribution (the "Distribution") will be effected on or about _____________, 1997 (the "Distribution Date") to Seafield shareholders of record on ________, 1997 (the "Record Date"), unless sooner terminated by the Seafield Board of Directors. Following the Distribution, Seafield will not own any shares of Company Stock.

         The Distribution will be a taxable event for federal income tax purposes. The amount of the Distribution for such purposes will be the fair market value as of the Distribution Date of shares of Company Common Stock distributed. Seafield anticipates that a portion of the Distribution amount may be treated as a dividend for federal income tax purposes (i.e., taxed as ordinary income). The remainder of the Distribution amount is expected to constitute either a non-taxable return of capital or a taxable capital gain, depending upon the circumstances of particular Seafield shareholders. See "PLAN OF DISTRIBUTION"--Material Federal Income Tax Consequences of the Distribution."

MANNER OF EFFECTING THE DISTRIBUTION

         On the Distribution Date, Seafield will deliver share certificates for Company Common Stock to SunTrust Bank, as Distribution Agent, with instructions to mail to each Seafield shareholder of record a share certificate for a number of shares of Company Common Stock determined by multiplying (a) the number of shares of Seafield Common Stock, par value $1.00 per share ("Seafield Common Stock"), owned by the Seafield shareholder on the Record Date, times (b) the Distribution Ratio. The Distribution Ratio will be determined by dividing the number of shares of Seafield Common Stock ("Seafield Shares") outstanding on the Record Date into the number of shares of Company Common Stock owned by Seafield. Currently, there are 6,489,103 Seafield shares outstanding. This number may change before the Record Date, but if it were to be the number of Seafield Shares outstanding on the Record Date, the Distribution Ratio would be
1.2447625. On or as soon as practicable after the Distribution Date, the Distribution Agent will commence mailing share certificates for the appropriate number of shares of Company Common Stock to holders of Seafield Shares as of the close of business on the Record Date. All such shares of Company Common Stock will be validly issued, fully paid and non-assessable. See "DESCRIPTION OF CAPITAL STOCK."

         No certificates or script representing fractional shares of Company Common Stock will be issued to Seafield shareholders as part of the Distribution. The Distribution Agent will aggregate fractional shares into whole shares and sell them in the open market at then prevailing prices on behalf of Seafield shareholders who otherwise would be entitled to receive fractional share interests, and each such shareholder will receive instead a cash payment in the amount of its pro rata share of the total sales proceeds. Cash in lieu of fractional shares will be paid based upon the average gross selling price per share of Company Common Stock for all such sales by the Distribution Agent. Seafield will bear the cost of commissions incurred in connection with such sales. Such sales are expected to be made as soon as practicable after the Record Date. None of Seafield, the Company or the Distribution Agent will guarantee any minimum sale price for such shares of Company Common Stock, and no interest will be paid on the proceeds.

         No vote of Seafield shareholders is being requested because Seafield believes such vote is not required under the General and Business Corporation Law of Missouri. Although that law does require a shareholder vote in connection with a sale, lease, or exchange or other disposition of all or substantially all of a corporation's property and assets, Seafield believes that a vote is not required in this case because, among other reasons, the fair market value of the shares of Company Common Stock owned by Seafield constitutes less than [25] percent of the total fair market value of all Seafield assets, and because the Distribution does not constitute a transfer by Seafield of its core business, which is LabOne, Inc., nor does it impair Seafield's capacity to perform its functions or adversely affect its existence or purposes. Based upon the closing stock prices for LabOne, Inc. and the Company on _______________, 1997, the market value of the shares of Company Common Stock owned by Seafield ($_________) is approximately _______________ percent of the fair market value of all of Seafield's asset

         NO HOLDER OF SEAFIELD COMMON STOCK WILL BE REQUIRED TO PAY ANY CASH OR OTHER CONSIDERATION FOR THE SHARES OF COMPANY COMMON STOCK TO BE RECEIVED IN THE DISTRIBUTION OR TO SURRENDER OR EXCHANGE ITS SHARES OF SEAFIELD COMMON STOCK OR TO TAKE ANY OTHER ACTION IN ORDER TO RECEIVE SHARES OF COMPANY COMMON STOCK. THE DISTRIBUTION WILL NOT EFFECT THE NUMBER OF, OR THE RIGHTS ATTACHING TO, OUTSTANDING SHARES OF SEAFIELD COMMON STOCK.

BACKGROUND AND REASONS FOR THE DISTRIBUTION

         Following the sale of its insurance subsidiary in 1990, Seafield began to explore possible acquisitions of health care services companies which Seafield perceived as adding value to a holding company whose primary asset was a laboratory testing business. This led Seafield to make an initial, minority-interest investment in the Company in the latter part of 1990. After gaining further knowledge of the Company's business, Seafield decided to provide financing to the Company in 1991 through the purchase of additional shares of Company Common Stock. By the latter part of 1991, Seafield had acquired a controlling interest in the Company.

         At that time and until 1995, the Company was primarily a provider of advanced, high-dose chemotherapy cancer treatment services through outpatient facilities, under the direction of affiliated oncologists. High-dose chemotherapy is appropriate for only approximately [5%] of all oncology patients and requires extensive services which are not normally available from independent oncology practices. In order to increase the Company's penetration into the oncology market, the Company significantly expanded its outpatient facilities to 47 centers, in 23 states, with affiliations of approximately 350 independent oncologists. These efforts required considerable time and attention of Seafield management, as well as some additional equity investment.

         During 1995 the Company began to explore and eventually decided upon an expansion and diversification strategy focused on oncology practice acquisitions and management. Implementation of this strategy, beginning in early 1996, has transformed the Company into a comprehensive cancer management company which now not only owns and/or operates a network of outpatient treatment centers, providing stem cell supported high-dose chemotherapy and other advanced cancer treatment services under the direction of practicing oncologists, but also owns assets of and manages the business aspects of oncology practices, as well as conducts clinical cancer research on behalf of pharmaceutical manufacturers.

         Seafield favored this transformation, but it recognized that this strategy would greatly increase the Company's capital needs. As part of its support for the Company's new strategy, Seafield has provided a significant portion of the capital employed by the Company to effect acquisitions of oncology practices since late 1995, providing financing to the Company on two occasions during 1996 in the total amount of approximately $34 Million. The first of these financings enabled the Company to not only make its first major practice acquisition, but also to secure a $27.5 Million credit facility from NationsBank. Both of Seafield's financings were initially in the form of subordinated debt; subsequently they were converted into Company Common Stock.

         While the Company has in the past been dependent upon Seafield for capital in order to pursue its growth, Seafield believes that the Company is now in a much more stable financial position. With Seafield's recent investments, the Company's stockholder equity has increased to approximately $62 Million and the Company's bank credit facility has been expanded so that availability is now $_____ Million, with approximately $____ Million unborrowed. Thus, at a time when Seafield's capacity to make further health care industry investments has been significantly reduced, the Company is no longer dependent upon funding from Seafield.

         The Company's business operations are also not significantly dependent upon either Seafield or the business of LabOne, which is Seafield's other operating asset. As a comprehensive cancer management organization managing the non- medical aspects of 10 oncology practices, comprising 39 physicians, and 47 outpatient clinics, the Company is substantially different from and unrelated to the business of LabOne, whose business is insurance industry and clinical laboratory testing. While the Company intends to further pursue its practice acquisition and management strategy, the number of practices now being managed should enable the Company, on a stand alone basis, to be a significant force in the oncology services sector of the health care industry.

         Seafield's Board of Directors has concluded that for some time the capital markets have been discounting a holding company's assets when valuing the stock of that holding company. Thus, the Seafield Board has concluded that it would be in the best interests of Seafield shareholders to effect the Distribution and, thereby, eliminate whatever discount Seafield shareholders are experiencing with respect to valuations of Company Common Stock as a result of its ownership by Seafield. The Seafield Board's decision to separate the Company from Seafield is further supported by recent studies indicating, among other things, that (i) the valuations of public companies, such as the Company, are adversely affected where one shareholder has majority ownership, (ii) there is less public shareholder liquidity where a company is majority owned, and
(iii) a public company's ability to raise capital and utilize its stock in connection with business combinations is enhanced if it does not have a majority shareholder.

         The Seafield Board recognized in its planning that the Distribution would result in a transaction taxable both to Seafield and Seafield shareholders. However, due to the amount and duration of Seafield's holdings of Company Common Stock, Seafield is not positioned to cost-effectively consummate the Distribution on a tax-free basis, without disrupting and adversely affecting the Company, and perhaps could not do so in any event. The Board has considered that Seafield's net capital loss carry-forwards and its tax basis in Company Common Stock will significantly reduce the amount of gains to Seafield that would otherwise be taxable. Accordingly, it has concluded that the benefits of the Distribution would more than offset any negative tax consequences. See "PLAN OF DISTRIBUTION--Material Federal Income Tax Consequences of the Distribution."

         For the reasons stated above, the Seafield Board of Directors believes that the Distribution is in the best interests of Seafield and its shareholders. It further believes that the Distribution is appropriate at the present time because of the growth, expansion and financial independence which the Company has been able to achieve and realize recently. Accordingly, it has approved the Distribution, pursuant to which all shares of Company Common Stock owned by Seafield would be distributed, pro rata, to holders of Seafield Shares, subject to certain conditions described under "THE PLAN OF DISTRIBUTION--Conditions and Terminations."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

         INTRODUCTION. The discussion set forth below is a summary of the material federal income tax consequences respecting the Distribution. The discussion does not purport to be a complete analysis of all the potential tax effects of the Distribution or of ownership of Company Common Stock following the Distribution. The discussion is limited to United States federal income tax matters. The discussion is based upon the Internal Revenue Code of 1986, as amended, and Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect, by legislative, judicial or administrative action.

         The discussion does not address the specific tax consequences of the Distribution to taxpayers which are subject to special rules that do not apply to taxpayers generally, such a life insurance companies, tax exempt organizations, regulated investment companies, S corporations, financial institutions, broker-dealers in securities, foreign entities, and non-resident alien individuals.

         Insofar as it relates to legal matters, the discussion is a summary of the Tax Opinion provided by Lathrop & Gage L.C. to the Seafield Board of Directors, a copy of which is appended as an exhibit to the Registration Statement. The Tax Opinion is based on certain factual representations and assumptions concerning Seafield and the Company. Seafield is not aware of any present facts or circumstances which would cause such representations and assumptions to be untrue. Seafield has not sought, and it does not intend to seek, a rulings from the IRS as to any of the matters covered by the Tax Opinion. Lathrop & Gage L.C. has reviewed this summary and in the Tax Opinion states that the recitations respecting legal matters which are contained in this summary are accurate in all material respects. However, Lathrop & Gage L.C. was not retained to and did not review the calculations and estimates made by Seafield which are referred to in or form the basis for the discussions below under the caption "Seafield's Estimation of Federal Income Tax Consequences to its Shareholders."

         THE TAX CONSEQUENCES OF RECEIVING THE DISTRIBUTION AND OWNING COMPANY COMMON STOCK MAY VARY DEPENDING UPON A SHAREHOLDER'S PARTICULAR SITUATION. SEAFIELD SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE RECEIPT OF THE DISTRIBUTION AND OF OWNERSHIP OF COMPANY COMMON STOCK, INCLUDING BUT NOT LIMITED TO, THE APPLICATION TO THEM OF FEDERAL ESTATE AND GIFT, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

         RECEIPT OF THE DISTRIBUTION BY SEAFIELD SHAREHOLDERS. The Distribution will be a taxable event to Seafield's shareholders for federal income tax purposes. The amount of the Distribution received by each Seafield shareholder for federal income tax purposes will be the Distribution Date fair market value of the shares of Company Common Stock received by such shareholder (including any fractional share interest). The amount of the Distribution received by each Seafield shareholder will be treated as a dividend (i.e., as ordinary income) to the extent of such shareholder's pro rata share of Seafield's current and accumulated earnings and profits as computed for federal income tax purposes. The amount of the Distribution received by each Seafield shareholder that is not treated as a dividend will first be treated as a non-taxable return of capital to the extent of such shareholder's basis in its shares of Seafield Common Stock, and then as an amount received by such shareholder from the sale or exchange of property. The amount that is treated as received by a Seafield shareholder from the sale or exchange of property will generally be a capital gain, and the capital gain will be long-term capital gain if the shareholder has held its shares of Seafield Common Stock for more than one year. For purposes of determining the amount of the Distribution received by a Seafield shareholder that constitutes a dividend, the shareholder's pro rata share of Seafield's current and accumulated earnings and profits will be based on the shareholder's percentage ownership of Seafield Shares outstanding.

         For federal income tax purposes, each Seafield shareholder will acquire an initial tax basis in the shares of Company Common Stock received by it in the Distribution equal to the fair market value of those shares as of the Distribution Date. Each Seafield shareholder's holding period for the shares of Company Common Stock received in the Distribution will begin on the Distribution Date. Also, certain special rules, that permit a deduction for certain dividends received by a corporation, will generally apply in the case of corporations that receive the Distribution, as described below under the caption "Special Rules Applicable to Corporate Shareholders -- Deduction for Dividends Received."

         As soon as practicable after the Distribution Date, Seafield will make a determination of the fair market value of Company Common Stock as of the Distribution Date. Factors upon which its determination will be made include, without limitation, the trading price of Company Common Stock at or near the Distribution Date. By January 31, 1998, Seafield is required to report to each person who was a Seafield shareholder at any time during 1997, and to the IRS, the amount of all 1997 distributions, including the Distribution, received by such person and the portion thereof which is taxable as a dividend (i.e., as ordinary income) on IRS Form 1099-DIV.

         There is no assurance that the IRS or the courts will agree that the amount of the Distribution received by a Seafield shareholder is the amount determined by Seafield; it is possible that the IRS or the courts will ultimately determine that Seafield's shareholders, or some of them, received a larger Distribution amount for federal income tax purposes than the amounts reported to them by Seafield. If the IRS were to challenge the amount of the Distribution reportable by any Seafield shareholder on such shareholder's federal income tax return, then such shareholder would have to bear the expense and effort of defending against or otherwise resolving such challenge.

         SEAFIELD'S ESTIMATION OF FEDERAL INCOME TAX CONSEQUENCES TO ITS SHAREHOLDERS. The amount of the Distribution per Seafield share will be the Distribution Date fair market value of Company Common Stock multiplied by the Distribution Ratio. Thus, if the fair market value of Company Common Stock on the Distribution Date were $[6.00] per share (i.e., approximately the closing price on ___________, 1997), the amount of the Distribution would be approximately $[7.50] per Seafield share. The Distribution amount per Seafield share would change by approximately $.31 for each $.25 change in the Distribution Date fair market value of Company Common Stock.

         Assuming a Distribution Date fair market value for Company Common Stock of between $[6.00-$8.00], Seafield estimates that not more than __% of the Distribution amount per Seafield share would be taxable as a dividend (i.e., as ordinary income). That percentage is based upon the portion of Seafield's current and accumulated earnings and profits for federal income tax purposes ("earnings and profits") which it estimates will be allocated to the Distribution.

         The balance of the Distribution amount per Seafield share (i.e., estimated to be more than __%) would not be taxable, except as explained below. However, said balance would reduce the shareholder's tax basis in each Seafield share owned. If the portion of the Distribution amount per Seafield share which is not taxable as a dividend exceeds the shareholder's tax basis in that share, then with respect to that share the excess will be taxable, generally as a capital gain. See "PLAN OF DISTRIBUTION--Material Federal Income Tax Consequences of the Distribution--Receipt of the Distribution by Seafield Shareholders".

         The foregoing are only estimates. The portion of the Distribution amount per Seafield share which is taxable as a dividend, although estimated to be less than __%, will depend upon the amounts of Seafield's current year and accumulated earnings and profits and the way in which its earnings and profits are allocated to Seafield's various 1997 shareholder distributions. Current year earnings and profits depend upon, among other factors, results of operations and transactions which occur after the Distribution Date and thus cannot be known with certainty until after the last day of Seafield's 1997 tax year. Current year earnings and profits are allocated pro rata to all 1997 shareholder distributions, including any that occur after the Distribution Date. Thus, the portion of such earnings and profits to be allocated to the Distribution also cannot be known with certainty until after the last day of Seafield's 1997 tax year.

         SPECIAL RULES APPLICABLE TO CORPORATE SHAREHOLDERS--DEDUCTION FOR DIVIDENDS RECEIVED. A corporate holder of shares of Seafield Common Stock will generally be entitled, in computing its taxable income for the tax year in which the Distribution occurs, to a deduction in an amount equal to 70 percent of the amount of the Distribution received by it that constitutes a dividend. This deduction does not apply to any portion of the Distribution that constitutes a return of capital or capital gain, and it is subject to several limitations as described in the following paragraphs.

         The dividends received deduction will be available only for dividends received on shares of Seafield Common Stock that the corporate holder has held for at least 46 days, or at least 91 days if the Distribution is deemed to be attributable to a period or periods aggregating more than 366 days. A holder's holding period for these purposes generally will be reduced by periods during which: (i) the holder has an option to sell, is under a contractual obligation to sell, or has made (but not closed) a short sale of substantially identical stock or securities; (ii) the holder is the grantor of an option to purchase substantially identical stock or securities; or (iii) the holder's risk of loss with respect to the shares is considered diminished by reason of the holding of one or more positions in substantially similar or related property.

         In addition to the foregoing, no dividends received deduction will be allowed to a corporate holder of shares of Seafield Common Stock for a dividend received by such holder with respect to such stock to the extent that the holder is obligated (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. The dividends received deduction allowed to a corporate holder of shares of Seafield Common Stock with respect to all dividends received by such holder during the tax year in which the Distribution occurs, and not simply the amount of the Distribution that is a dividend or other dividends received by such holder from Seafield, will be limited to a specified proportion of the holder's adjusted taxable income for such year. Also, the dividends received deduction allowed to a corporate holder may be reduced or eliminated in accordance with the rules set forth in Section 246A of the Code if the holder has indebtedness that is directly attributable to its investment in portfolio stock, such as Seafield Common Stock.

         Special rules may apply to a corporate holder of shares of Seafield Common Stock if the amount of the Distribution received by such holder is considered to be an "extraordinary dividend" within the meaning of Section 1059 of the Code. If the amount of the Distribution received by a corporate holder constitutes an extraordinary dividend with respect to such holder's shares of Seafield Common Stock, and if the holder has not held such shares for more than two years before Seafield declared, announced, or agreed to the amount or payment of such dividend, whichever is earliest, then the holder's basis in the shares will be reduced (but not below zero) by any non-taxed portion of the dividend, which generally is the amount of the dividends received deduction. For purposes of determining if shares of Seafield Common Stock have been held for more than two years, rules similar to those that are applicable to determining how long such shares have been held for purposes of the dividends received deduction will apply. Upon the sale or disposition of shares of Seafield Common Stock, any part of the non-taxed portion of an extraordinary dividend that has not been applied to reduce basis because of the limitation on reducing basis below zero will be treated as gain from the sale or exchange of such shares.

         The amount of the Distribution received by a corporate holder of shares of Seafield Common Stock generally will constitute an "extraordinary dividend" if the amount received by such holder: (i) equals or exceeds five percent of the holder's adjusted basis in the stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend; or (ii) exceeds 20 percent of the holder's adjusted basis in the stock (determined without regard to any reduction for the non-taxed portion of other extraordinary dividends), treating all dividends having ex-dividend dates within a 365-day period as one dividend. A holder may elect to use the fair market value of the stock, rather than its adjusted basis, for purposes of applying the five percent and 20 percent limitations, if the holder is able to establish such fair market value to the satisfaction of the IRS.

         In addition to the foregoing rules which limit the dividends received deduction, a corporate holder of shares of Seafield Common Stock in general may, for purposes of computing its alternative minimum tax liability, be required to include in its alternative minimum taxable income the amount of any dividends received deduction allowed in computing regular taxable income. It should also be noted that the President's Fiscal Year 1998 Budget Proposal submitted by President Clinton to Congress dated April 16, 1997, calls for a reduction in the amount of the dividends received deduction from 70 percent to 50 percent and would require the 46-day holding period applicable to such deduction to be satisfied with respect to any particular dividend over a period either immediately before or immediately after the recipient becomes entitled to receive the dividend. Under the proposal these changes in the law would apply to dividends paid or accrued after the thirtieth day after enactment thereof.

         PAYMENT OF THE DISTRIBUTION BY SEAFIELD. Distributions of property made by Seafield to its shareholders with respect to their Seafield shares, such as the Distribution, must in certain circumstances be treated as if Seafield sold the property in a taxable sale at its fair market value. This rule will apply to the Distribution if Seafield's tax basis in shares of Company Common Stock distributed is less than the fair market value of such shares at the Distribution Date. In that case, Seafield will recognize gain on the Distribution in an amount equal to the excess of the aggregate fair market value of the shares on the Distribution Date shares over Seafield's aggregate tax basis in such shares. If Seafield's tax basis in shares of Company Common Stock distributed exceeds the fair market value thereof on the Distribution Date, then no gain or loss will be recognized by Seafield with respect to such shares. As described above, the amount of the Distribution (i.e., the fair market value of the property that is distributed) will be determined by Seafield after the Distribution based on factors that will include, without limitation, the trading price of Company Common Stock at or near the Distribution Date.

         Seafield estimates that it presently has capital loss carry-forwards of approximately $[15] Million which will be available to reduce the amount of gain to Seafield that would otherwise be taxable as a result of the Distribution.

         TAX CONSEQUENCES OF DISTRIBUTION TO THE COMPANY. The Distribution by Seafield to its shareholders, although consisting of shares of Company Common Stock, will have no tax consequences to the Company.

         TAX REPORTING. As indicated above, the amount of the Distribution received by each Seafield shareholder will be determined by Seafield after the Distribution is made, based on factors that will include, without limitation, the trading price of Company Common Stock at or near the Distribution Date. After this determination is made (and not later than January 31, 1998) Seafield will report to each shareholder and to the IRS the amount of all 1997 distributions to such shareholder, including the Distribution, and the portion thereof which is taxable as a dividend (i.e., as ordinary income), on IRS Form 1099-DIV.

         BACKUP WITHHOLDING. Under Section 3406 of the Code and applicable regulations thereunder, a holder of shares of Seafield Common Stock may be subject to backup withholding at the rate of 31 percent with respect to the amount of the Distribution. If: (i) the shareholder ("payee") fails to furnish or certify a taxpayer identification number to the payor; (ii) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect; (iii) there has been a "notified payee under-reporting" described in
Section 3406(c) of the Code, or (iv) there has been a "payee certification failure" described in Section 3406(d) of the Code, then Seafield generally will be required to withhold an amount equal to 31 percent of the amount of the Distribution paid to such shareholder with respect to such shareholder's shares of Seafield Common Stock. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder's federal income tax liability or as a refund.

CONDITIONS AND TERMINATION

         The Distribution is conditioned upon (1) the Company's Registration Statement on Form S-3 (the "Registration Statement") having been declared effective by the Securities and Exchange Commission and no stop order being in effect with respect thereto; (2) all authorizations, consents, approvals and clearances of all federal, state, local or foreign governmental agencies or bodies required to permit the valid consummation of the Distribution having been obtained, without any conditions being imposed that would have a material adverse effect, and all statutory requirements for such valid consummation having been fulfilled; (3) Seafield having provided the National Association of Securities Dealers, Inc. ("NASD") with prior written notice of the Record Date as required by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the NASD; (4) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency, body or commission, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority, being in effect preventing the Distribution; and (5) the Distribution being in accordance with applicable law. To the knowledge of the Company, the only material governmental authorization required to permit the valid consummation of the Distribution is the effectiveness of the Registration Statement. However, even if all of the above conditions are satisfied, the Distribution may be terminated or abandoned for any reason, at any time prior to the Distribution Date, in the sole discretion of the Seafield Board of Directors.


                                LEGAL MATTERS


         Certain legal matters with respect to the validity of the shares of Company Common Stock offered hereby will be passed upon for the Company and Seafield by Baker, Donelson, Bearman & Caldwell, Memphis, Tennessee. Certain tax matters will be passed upon for Seafield by Lathrop & Gage, L.C., Kansas City, Missouri.


                                   EXPERTS

         The financial statements and schedule of Response Oncology, Inc. and its subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996 have been incorporated herein by reference in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing in such documents incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.


         ===================================================        ===================================================

                 No person is authorized in connection with
         any offering made hereby to give any information                            8,077,372 Shares
         or to make any representation other than as
         contained in this Prospectus and, if given or
         made, such information or representation must not
         be relied upon as having been authorized by the
         Company or Seafield. Neither the delivery of this
         Prospectus nor any sale made hereunder shall under                        Response Oncology, Inc.
         any circumstance imply that there has been no
         change in the affairs of the Company since the
         date hereof. This Prospectus does not constitute
         an offer to sell or a solicitation of an offer to
         buy any of the Company Common Stock offered hereby                             Common Stock
         to any person in any jurisdiction in which it is
         unlawful to make any such offer or solicitation.





                                                                    ===================================================

                                                                                        PROSPECTUS


                                                                    ===================================================


                          TABLE OF CONTENTS


                                                          Page
                                                          ----
         Available Information   . . . . . . . . . . . .   2
         Incorporation of Certain Documents by
                 Reference   . . . . . . . . . . . . . .   2
         The Company   . . . . . . . . . . . . . . . . .   3
         Risk Factors  . . . . . . . . . . . . . . . . .   5
         Description of Capital Stock  . . . . . . . . .  10
         Plan of Distribution  . . . . . . . . . . . . .  11
         Legal Matters . . . . . . . . . . . . . . . . .  18
         Experts . . . . . . . . . . . . . . . . . . . .  18





                                                                                                    , 1997


         ===================================================        ===================================================

               PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following fees and expenses shall be borne by the Company in connection with this offering. All fees and expenses other than the SEC, NASD and Nasdaq Stock Market fees are estimated.(1)

                 SEC Registration Fee   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 31,526
                 Nasdaq Stock Market Filing Fee   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8,957
                 Blue Sky fees and expenses, including legal fees . . . . . . . . . . . . . . . . . . . . . . . .    1,000
                 Transfer Agent's Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20,000
                 Printing and Engraving . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  125,000
                 Accounting Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  325,000
                 Legal Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  100,000
                 Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17,017
                                                                                                                  --------

                          Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $628,500

--------------


(1) Neither Seafield nor the Selling Shareholders will pay any portion of the registration expenses.


ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The following summary is qualified in its entirety by reference to the complete text of the statute, Charter and Bylaws referred to below.

         The Tennessee Business Corporation Act permits a corporation to indemnify a director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities), if such person shall have acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation, and in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged to have breached his duty to the corporation.

         Article Eight of the Company's Charter provides that the directors of the Company shall not be personally liable to the Company or to its stockholders for monetary damages for breach of fiduciary duty as a director.
Article IX of the Company's Bylaws provides for indemnification to the directors and officers of the Company to the full extent authorized or permitted by the Tennessee Business Corporation Act.


ITEM 16.   Exhibits

         (A)  EXHIBITS:

         3(a)    Charter (1)

         3(b)    Bylaws (1)

         4(a)    Specimen Common Stock Certificate (1)

         4(b)    Trust Indenture, Deed of Trust and Security Agreement dated  3, 1990
                                              (2)
         5       Opinion of Baker, Donelson, Bearman & Caldwell re: legality

         8       Form of Opinion of Lathrop & Gage, L.C. with respect to certain tax matters

         10(a)   Securities Purchase Agreement dated September 26, 1990 between the Registrant and Investor (3)

         10(b)   Amendment to Securities Purchase Agreement dated July 25, 1991 (reference 10(a) above) (3)

         10(c)   Registrant's 1990 Non-Qualified Stock Option Plan, as amended*** (4) (6)

         10(d)** Employment agreement between the Registrant and William H. West, M.D. dated July 1, 1995(16)

         10(e)** Employment agreement between the Registrant and Joseph T. Clark dated July 1, 1995*** (5)

         10(f)   Stock Purchase Agreement between the Registrant and stockholders of Oncology Hematology Group of South
                 Florida (incorporated herein by reference) (8)

         10(g)   Service Agreement between the Registrant and stockholders of Oncology Hematology Group of South Florida
                 (incorporated herein by reference)(8)

         10(h)   Amendment to 1990 Registrant's Non-Qualified Stock Option Plan adopted April 20, 1995*** (5)

         10(i)** Employment agreement between the Registrant and Charles H. Weaver, M.D. dated July 1, 1995*** (5)

         10(j)   Purchase and Sale Agreement by and among Response Oncology, Inc., Knoxville Hematology Oncology
                 Associates and Partners of Knoxville Hematology Oncology Associates dated April 12, 1996 (incorporated herein by reference) (9)

         10(k)   Service Agreement between Response Oncology, Inc., Knoxville Hematology Oncology Associates, P.L.L.C.
                 and Members of Knoxville Hematology Oncology Associates, P.L.L.C. dated April 12, 1996 (incorporated herein by reference) (9)

         10(l)   Stock Purchase Agreement among Registrant, Jeffrey L. Paonessa, M.D. and J. Paonessa, M.D., P.A.
                 (incorporated herein by reference) (10)

         10(m)   Service Agreement between the Registrant and stockholders of Jeffrey L. Paonessa, M.D., P.A.
                 (incorporated herein by reference) (10)

         10(n)   Service Agreement between the Registrant and stockholders of Southeast Florida Hematology Oncology
                 Group, P.A. (incorporated herein by reference) (11)

         10(o)   Stock Purchase Agreement between the Registrant and stockholders of Southeast Florida Hematology
                 Oncology Group, P.A. (incorporated herein by reference) (7)

         10(p)   Stock Purchase Agreement by and among the Registrant and Stockholders of Rosenberg and Kalman, M.D.,
                 P.A. (incorporated herein by reference) (11)

         10(q)   Amendment No. 3 to 1990 Registrant's Non-Qualified Stock Option Plan adopted December 16, 1995*** (6)



         10(r)   Service Agreement between the Registrant, Rosenberg & Kalman, M.D., P.A., and Stockholders of R&K,
                 M.D., P.A. (incorporated herein by reference) (11)

         10(s)   Asset Purchase Agreement by and among the Registrant, Stockholders of The Center for
                 Hematology-Oncology, P.A. and The Center for Hematology-Oncology, P.A. (incorporated herein by reference) (12)

         10(t)   Stock Purchase Agreement by and among the Registrant, Stockholders of Hematology Oncology Associates of
                 the Treasure Coast, P.A. and Hematology Oncology Associates of the Treasure Coast, P.A. (incorporated herein by reference) (13)

         10(u)   Loan Agreement dated May 31, 1996 between Registrant, NationsBank of Tennessee, N.A. and Union Planters
                 National Bank (16)

         10(v)   Agreement of Payment and Satisfaction dated as of February 26, 1997, between the Registrant and
                 Seafield Capital Corporation (14)

         10(w)   Registrant's 1985 Stock Option Plan, as amended (15)

         24(a)   Consent of Baker, Donelson, Bearman & Caldwell (included in their opinion filed as Exhibit 5 to this
                 Registration Statement)

         24(b)   Consent of KPMG Peat Marwick LLP

         24(c) Consent of Lathropt & Gage, L.C. (included in their opinion filed as Exhibit 8 to this Registration Statement)

         25      Power of Attorney (included in the Signature Page hereof)




  *      To be filed by amendment
 **      These documents may be obtained by stockholders of Registrant upon written  request to: Response Oncology,
         Inc., 1775 Moriah Woods Blvd., Memphis,  Tennessee 38117
***      Management Compensatory Plan

 (1)     Incorporated by reference to the Registrant's 1989 10-K, dated July 31, 1989
 (2)     Incorporated by reference in the initial filing of the Registrant's 1990 10-K, dated July 18, 1990, filed July
         20, 1990 and amended on September 19, 1990
 (3)     Incorporated by reference to the Registrant's 1991 10-K, dated July 26, 1991
 (4)     Incorporated by reference to the Registrant's Registration Statement on  Form S-8 under the Securities Act of
         1933 (File No. 33-45616) effective February 11, 1992
 (5)     Incorporated by reference to the Registrant's 1995 10-K, dated March 29, 1996
 (6)     Incorporated by reference to the Registrant's Registration Statement on Form S-8 under the Securities Act of
         1933 (File No. 333-14371) effective October 11, 1996
 (7)     Form 8-K filed July 15, 1996 (File No. 0-15416)
 (8)     Form 8-K filed January 17, 1996 (File No. 0-15416)
 (9)     Form 8-K filed April 30, 1996 (File No. 0-15416)
(10)     Form 8-K filed July 5, 1996 (File No. 0-15416)
(11)     Form 8-K filed September 18, 1996 (File No. 1-09922)
(12)     Form 8-K filed October 21, 1996 (File No. 1-09922)
(13)     Form 8-K filed November 5, 1996 (File No. 1-09922)
(14)     Form 13D/A filed March 10, 1997 (File No. 005-37885)
(15)     Incorporated by reference to the Registrant's Registration Statement on Form S-8 under the Securities Act of
         1933 (File No. 33-21333) effective April 26, 1988
(16)     Incorporated by reference to the Registrant's 1996 10-K, dated December 31, 1996

ITEM 17.   UNDERTAKINGS

(a)      The undersigned Registrant hereby undertakes:

         (1) to file, during any period in which offers or sales of the securities are being made, a post-effective amendment to this Registration
Statement:

         (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information set forth in the Registration Statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8, or Form F-3, and the information required [or] to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant for expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)      The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

         Pursuant to the requirement of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on May 30, 1997.

                                  RESPONSE ONCOLOGY, INC.

                                  By:  /s/ Joseph T. Clark
                                      ---------------------------------------
                                     Joseph T. Clark, President and Chief
                                     Executive Officer



                              POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitute and appoints Joseph T. Clark or Mary E. Clements, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


 Date                        Title                                               Signature
 ----                        -----                                               ---------
 May 30, 1997                President and Chief Executive Officer               /s/ Joseph T. Clark
                             (Principal Executive Officer)                       ---------------------------------
                                                                                 Joseph T. Clark

 May 30, 1997                Chairman of the Board                               /s/ William H. West
                                                                                 ---------------------------------
                                                                                 William H. West, M.D.


 May 30, 1997                Executive Vice President of Finance                 /s/ Mary E. Clements
                             (Principal Financial Officer)                       ---------------------------------
                                                                                 Mary E. Clements


 May 30, 1997                Chief Accounting Officer                            /s/ Dena Mullen
                             (Principal Accounting Officer)                      ---------------------------------
                                                                                 Dena Mullen

 May 30, 1997                Director                                            /s/ Jack O. Bovender
                                                                                 ---------------------------------
                                                                                 Jack O. Bovender


 May 30, 1997                Director                                            /s/ Frank M. Bumstead
                                                                                 ---------------------------------
                                                                                 Frank M. Bumstead

 May 30, 1997                Director                                            /s/ W. Thomas Grant
                                                                                 ---------------------------------
                                                                                 W. Thomas Grant II


 May 30, 1997                Director                                            /s/ P. Anthony Jacobs
                                                                                 ---------------------------------
                                                                                 P. Anthony Jacobs


 May 30, 1997                Director                                            /s/ Lawrence Kugelman
                                                                                 ---------------------------------
                                                                                 Lawrence Kugelman

 May 30, 1997                Director                                            /s/ Leonard A. Kalman
                                                                                 ---------------------------------
                                                                                 Leonard A. Kalman, M.D.


 May 30, 1997                Director                                            /s/ James R. Seward
                                                                                 ---------------------------------
                                                                                 James R. Seward

                              INDEX TO EXHIBITS


Exhibit                                                                                                       Sequentially
Numbers                           Description                                                                   Numbered
-------                           -----------                                                                     Page
                                                                                                              ------------
3(a)             Charter (1)

3(b)             Bylaws (1)

4(a)             Specimen Common Stock Certificate (1)

4(b)             Trust Indenture, Deed of Trust and Security Agreement dated  3, 1990 (2)

5                Opinion of Baker, Donelson, Bearman & Caldwell re: legality

8                Form of Opinion of Lathrop & Gage, L.C. with respect to certain tax matters

10(a)            Securities Purchase Agreement dated September 26, 1990 between the Registrant and Investor (3)

10(b)            Amendment to Securities Purchase Agreement dated July 25, 1991 (reference 10(a) above) (3)

10(c)            Registrant's 1990 Non-Qualified Stock Option Plan, as amended*** (4) (6)

10(d)            Employment agreement between the Registrant and William H. West, M.D. dated July 1, 1995(16)

10(e)            Employment agreement between the Registrant and Joseph T. Clark dated July 1, 1995*** (5)

10(f)            Stock Purchase Agreement between the Registrant and stockholders of Oncology Hematology Group of South
                 Florida (incorporated herein by reference) (8)

10(g)            Service Agreement between the Registrant and stockholders of Oncology Hematology Group of South Florida
                 (incorporated herein by reference)(8)

10(h)            Amendment to 1990 Registrant's Non-Qualified Stock Option Plan adopted April 20, 1995*** (5)

10(i)            Employment agreement between the Registrant and Charles H. Weaver, M.D. dated July 1, 1995*** (5)

10(j)            Purchase and Sale Agreement by and among Response Oncology, Inc., Knoxville Hematology Oncology
                 Associates and Partners of Knoxville Hematology Oncology Associates dated April 12, 1996 (incorporated herein by reference) (9)

10(k)            Service Agreement between Response Oncology, Inc., Knoxville Hematology Oncology Associates, P.L.L.C.
                 and Members of Knoxville Hematology Oncology Associates, P.L.L.C. dated April 12, 1996 (incorporated herein by reference) (9)

10(l)            Stock Purchase Agreement among Registrant, Jeffrey L. Paonessa, M.D. and J. Paonessa, M.D., P.A.
                 (incorporated herein by reference) (10)

10(m)            Service Agreement between the Registrant and stockholders of Jeffrey L. Paonessa, M.D., P.A.
                 (incorporated herein by reference) (10)



10(n)            Service Agreement between the Registrant and stockholders of Southeast Florida Hematology
                 Oncology Group, P.A. (incorporated herein by reference) (11)

10(o)            Stock Purchase Agreement between the Registrant and stockholders of Southeast Florida Hematology
                 Oncology Group, P.A. (incorporated herein by reference) (7)

10(p)            Stock Purchase Agreement by and among the Registrant and Stockholders of Rosenberg and Kalman, M.D.,
                 P.A. (incorporated herein by reference) (11)

10(q)            Amendment No. 3 to 1990 Registrant's Non-Qualified Stock Option Plan adopted December 16, 1995*** (6)

10(r)            Service Agreement between the Registrant, Rosenberg & Kalman, M.D., P.A., and Stockholders of R&K,
                 M.D., P.A. (incorporated herein by reference) (11)

10(s)            Asset Purchase Agreement by and among the Registrant, Stockholders of The Center for
                 Hematology-Oncology, P.A. and The Center for Hematology-Oncology, P.A. (incorporated herein by reference) (12)

10(t)            Stock Purchase Agreement by and among the Registrant, Stockholders of Hematology Oncology Associates of
                 the Treasure Coast, P.A. and Hematology Oncology Associates of the Treasure Coast, P.A. (incorporated herein by reference) (13)

10(u)            Loan Agreement dated May 31, 1996 between Registrant, NationsBank of Tennessee, N.A. and Union Planters
                 National Bank (16)

10(v)            Agreement of Payment and Satisfaction dated as of February 26, 1997, between the Registrant and
                 Seafield Capital Corporation (14)

10(w)            Registrant's 1985 Stock Option Plan, as amended (15)

24(a)            Consent of Baker, Donelson, Bearman & Caldwell (included in their opinion filed as Exhibit 5 to this
                 Registration Statement)

24(b)            Consent of KPMG Peat Marwick LLP

24(c) Consent of Lathrop & Gage, L.C. (included in their opinion filed as Exhibit 8 to this Registration Statement)

25               Power of Attorney (included in the Signature Page hereof)

---------------------------


  *      To be filed by amendment
 **      These documents may be obtained by stockholders of Registrant upon written  request to: Response Oncology,
         Inc., 1775 Moriah Woods Blvd., Memphis,  Tennessee 38117
***      Management Compensatory Plan

 (1)     Incorporated by reference to the Registrant's 1989 10-K, dated July 31, 1989
 (2)     Incorporated by reference in the initial filing of the Registrant's 1990 10-K, dated July 18, 1990, filed July
         20, 1990 and amended on September 19, 1990
 (3)     Incorporated by reference to the Registrant's 1991 10-K, dated July 26, 1991
 (4)     Incorporated by reference to the Registrant's Registration Statement on  Form S-8 under the Securities Act of
         1933 (File No. 33-45616) effective February 11, 1992
 (5)     Incorporated by reference to the Registrant's 1995 10-K, dated March 29, 1996


 (6)     Incorporated by reference to the Registrant's Registration Statement on Form S-8 under the Securities Act of
         1933 (File No. 333-14371) effective October 11, 1996
 (7)     Form 8-K filed July 15, 1996 (File No. 0-15416)
 (8)     Form 8-K filed January 17, 1996 (File No. 0-15416)
 (9)     Form 8-K filed April 30, 1996 (File No. 0-15416)
(10)     Form 8-K filed July 5, 1996 (File No. 0-15416)
(11)     Form 8-K filed September 18, 1996 (File No. 1-09922)
(12)     Form 8-K filed October 21, 1996 (File No. 1-09922)
(13)     Form 8-K filed November 5, 1996 (File No. 1-09922)
(14)     Form 13D/A filed March 10, 1997 (File No. 005-37885)
(15)     Incorporated by reference to the Registrant's Registration Statement on Form S-8 under the Securities Act of
         1933 (File No. 33-21333) effective April 26, 1988
(16)     Incorporated by reference to the Registrant's 1996 10-K, dated December 31, 1996

